SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the unaudited consolidated financial statements for the nine-month period ended on March 31, 2008 and March 31, 2007 filed with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the Unaudited

Consolidated Financial Statements

For the nine-month periods

beginning on July 1, 2007 and 2006

and ended March 31, 2008 and 2007

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of March 31, 2008 and June 30, 2007

In thousand of pesos (Notes 1, 2 and 3)

	March 31, 2008	June 30, 2007
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	80,694	218,356
Investments (Note 9)	586,717	638,351
Mortgages and leases receivable, net (Note 6)	216,117	172,733
Other receivables and prepaid expenses (Note 7)	105,125	110,975
Inventories (Note 8)	53,324	35,375

Total Current Assets	1,041,977	1,175,790

NON-CURRENT ASSETS
Mortgages and leases receivable, net (Note 6)	16,776	42,442
Other receivables and prepaid expenses (Note 7)	101,841	81,202
Inventories (Note 8)	106,998	220,828
Investments (Note 9)	686,088	673,273
Fixed assets, net (Note 10)	2,320,049	2,027,311
Intangible assets, net	2,769	2,822

Subtotal Non-Current Assets	3,234,521	3,047,878

Negative Goodwill, net	(77,644)	(78,769)

Total Non-Current Assets	3,156,877	2,969,109

Total Assets	4,198,854	4,144,899

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	214,543	195,870
Mortgages payable (Note 11)	5,840	17,538
Customer advances (Note 12)	94,366	88,810
Short-term debt (Note 13)	99,158	196,655
Salaries and social security payable	19,368	26,841
Taxes payable	63,906	64,712
Other liabilities (Note 14)	65,678	61,656

Total Current Liabilities	562,859	652,082

NON-CURRENT LIABILITIES
Trade accounts payable	46,416	40,942
Mortgages payable (Note 11)	2,395	4,557
Customer advances (Note 12)	77,829	63,908
Long-term debt (Note 13)	1,069,477	1,217,866
Taxes payable	35,641	29,556
Other liabilities (Note 14)	39,259	38,864

Total Non-Current Liabilities	1,271,017	1,395,693

Total Liabilities	1,833,876	2,047,775

Minority interest	472,796	450,410
SHAREHOLDERS´ EQUITY	1,892,182	1,646,714

Total Liabilities and Shareholders´ Equity	4,198,854	4,144,899

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Fernando Adrián Elsztain

Titular Director

Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

In thousands of pesos, except “earnings per share” (Notes 1, 2 and 3)

	March 31, 2008	March 31, 2007
Revenues	828,477	521,939
Costs	(381,998)	(209,903)

Gross profit	446,479	312,036

Gain from recognition of inventories at net realizable value	6,137	11,539
Selling expenses	(100,513)	(68,666)
Administrative expenses	(127,025)	(99,517)

Subtotal	(221,401)	(156,644)

Net (loss) income from retained interest in securitized receivables	(1,416)	4,367

Operating income (Note 4)	223,662	159,759

Amortization of goodwill	1,126	(566)

Financial results generated by assets:
Interest income	35,050	13,978
Interest on discount by assets	(3,417)	(161)
(Loss) Gain on financial operations	(24,380)	54,155
Exchange differences	18,411	771

Subtotal	25,664	68,743

Financial results generated by liabilities:
Interest on discount by liabilities	(745)	5
Exchange differences	(24,160)	(2,882)
Financial expenses	(74,807)	(42,302)

Subtotal	(99,712)	(45,179)

Financial results, net	(74,048)	23,564

(Loss) Gain on equity investees	(16,523)	25,355
Other expenses, net (Note 15)	(3,579)	(8,930)

Income before taxes and minority interest	130,638	199,182

Income tax and Minimum Presumed Income Tax (MPIT)	(76,837)	(56,693)
Minority interest	(30,922)	(28,639)

Net income for the period	22,879	113,850

Earnings per share
Basic net income per share (Note 24)	0.042	0.258
Diluted net income per share (Note 24)	0.042	0.210

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Fernando Adrián Elsztain

Titular Director

Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

In thousands of pesos (Notes 1, 2 and 3)

	March 31, 2008	March 31, 2007
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	708,523	163,940
Cash and cash equivalents as of end of period	517,493	366,047

Net (decrease) increase in cash and cash equivalents	(191,030)	202,107

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	22,879	113,850
Plus income tax and MPIT accrued for the period	76,837	56,693
Adjustments to reconcile net income to cash flows from operating activities:
• Gain (loss) on equity investees	16,523	(25,355)
• Amortization of Goodwill	(1,126)	566
• Minority interest	30,922	28,639
• Allowances and provision	42,686	26,291
• Amortization and depreciation	91,455	64,529
• Financial results	46,266	(45,401)
• Gain on disposal of rental properties	(18,603)	—
• Fixed assets withdrawals	476	—
• Gain from recognition of inventories at net realizable value	(6,137)	(11,539)
Changes in operating assets and liabilities:
• Decrease (Increase) in current investments	18,526	(3,044)
• Increase in non-current investments	(768)	(36,681)
• Increase in mortgages and lease receivables	(79,711)	(55,650)
• Increase in other receivables	(29,493)	(52,584)
• (Increase) Decrease in inventories	(1,146)	27,124
• Increase in intangible assets	(560)	—
• Decrease in taxes payable, social security payable and customer advances	(60,996)	(34,957)
• Increase in trade accounts payable	16,274	74,280
• (Decrease) Increase in accrued interest	(4,640)	5,603
• Proceeds from sale of rental properties	108,899	—
• (Decrease) Increase in other liabilities	(7,331)	6,245

Net cash provided by operating activities	261,232	138,609

CASH FLOWS FROM INVESTING ACTIVITIES:
• Increases in cash for companies acquired net of cash acquired	—	5,069
• Framework agreement guarantee deposit	—	9,111
• Decrease in minority interest	—	(37,621)
• Acquisitions and improvements of fixed assets	(449,195)	(495,375)
• Variation of undeveloped parcels of land	(1,255)	54,117
• Security deposit for the construction and purchase of parking lots	—	(4,902)
• Advances for purchase of shares	(769)	—
• Loans granted	—	(3,995)
• Increase in receivables with related parties	—	(285)
• Cash collected from the insurance of Alto Avellaneda’s Shopping Center damages	3,760	—

Net cash used in investing activities	(447,459)	(473,881)

CASH FLOWS FROM FINANCING ACTIVITIES:
• (Payment) Increase of short-term debt and long-term debt	(150,576)	544,672
• Re-purchase of Negotiable Obligations	(4,064)	—
• Decrease of mortgages payable	(14,791)	(4,529)
• Capital contribution by minority owners in related parties	24,664	—
• Issuance of common stock by exercising warrants	163,416	20,411
• Dividends payments to minority shareholders of related subsidiaries	(23,452)	(23,175)

Net cash (used in) provided by financing activities	(4,803)	537,379

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(191,030)	202,107

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Fernando Adrián Elsztain

Titular Director

Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

In thousands of pesos (Notes 1, 2 and 3)

	March 31, 2008	March 31, 2007
Supplemental cash flow information
• Interest paid	103,174	50,316
• Income tax paid	54,821	11,798

Non-cash activities:
• Increase in other receivables through a decrease in long-term investments	—	3,303
• Increase in long-term investments through an increase of loans	—	27,522
• Increase in long-term investments through a decrease in other receivables	3,995	—
• Increase in fixed assets through an increase in other receivables	—	12,161
• Decrease in Mortgages payable through a decrease in inventories	—	(3,632)
• Transfer of inventories to undeveloped parcels of land	705	—
• Increase in fixed assets through an increase in accounts payable	2,777	—
• Issuance of Trust Exchangeable Certificates, Net	74,335	36,342
• Conversion of Negotiable Obligations into common shares	59,174	13,357

Acquisitions of subsidiaries
• Accounts receivables and rent	—	1,578
• Fixed assets	—	51,807
• Accounts payable	—	(1,458)
• Other receivables	—	6,147
• Customer advances	—	(17,417)
• Bank loans	—	(5)
• Salaries and social security payable	—	(283)
• Accounts payable with related parties (Alto Palermo (APSA))	—	(9,676)
• Taxes payable	—	(878)
• Other liabilities	—	(478)
• Allowances	—	(1,455)

Net value of the acquired non-cash assets	—	27,882

• Acquired cash	—	187,714

Net value of acquired assets	—	215,596

• Minority interest	—	(36,029)
• Goodwill	—	19,385

Purchase value of acquired subsidiaries	—	198,952

• Acquired cash	—	(187,712)
• Amounts financed by sellers	—	(28,521)

	—	(17,281)

Fernando Adrián Elsztain

Titular Director

Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

In thousand of pesos

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its unaudited balance sheets at March 31, 2008 and June 30, 2007 and the unaudited statements of income and cash flows for the nine-month periods ended March 31, 2008 and 2007 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and by the National Securities Commission.

All significant intercompany balances and transactions have been eliminated in consolidation.

The consolidated financial statements include the assets, liabilities and results of operations of the following subsidiaries:

	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
COMPANIES	March 31, 2008	June 30, 2007	March 31, 2008	June 30, 2007
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	100.00	100.00	100.00	100.00
Pereiraola S.A.I.C.I.F.y A.	100.00	100.00	100.00	100.00
Inversora Bolívar S.A.	100.00	100.00	100.00	100.00
Quality Invest S.A. (Note 41)	100.00	—	100.00	—
E-Commerce Latina S.A. (Note 41)	100.00	—	100.00	—
Patagonian Investment S.A.	100.00	100.00	100.00	100.00
Solares de Santa María S.A. (Note 40)	90.00	90.00	90.00	90.00
Financel Communications S.A. (Note 41)	80.00	—	80.00	—
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Alto Palermo S.A. (“APSA”)	62.48	62.48	62.48	62.48
Llao Llao Resorts S.A.	50.00	50.00	50.00	50.00

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

In addition, the assets, liabilities and results of operations of the Company subsidiaries that follow have been included in the consolidated financial statements, applying the proportional consolidation method.

	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
COMPANIES	March 31, 2008	June 30, 2007	March 31, 2008	June 30, 2007
Rummaala S.A (Note 39)	50.00	100.00	50.00	100.00
CYRSA S.A. (2)	50.00	100.00	50.00	100.00
Canteras Natal Crespo S.A. (1)	50.00	50.00	50.00	50.00

(1)	The Company holds joint control of this company with ECIPSA.
(2)	The Company holds joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões (see Note 39).

b.	Comparative Information

Certain amounts in the unaudited financial statements at March 31, 2007 were reclassified for disclosure on a comparative basis with those for the period ended March 31, 2008.

NOTE 2:	CONSIDERATION OF THE EFFECTS OF INFLATION

The unaudited financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date again, the restatement of the financial statements was discontinued.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 2:	(Continued)

This criterion is not in line with current professional accounting standards, which establish that the financial statements should be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items was the domestic whole revenue price index published by the National Institute of Statistics and Census.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The unaudited financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. The Note 1 to the unaudited basic financial statements details the most significant accounting policies applied by the Company. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that Note.

a.	Banco Hipotecario S.A. shares

Banco Hipotecario S.A. shares were valued by using the equity method of accounting by the end of the period. See Note 1.5.i. to the unaudited basic financial statements.

b.	Revenue recognition

In addition to the description in the unaudited basic financial statements:

•	Net income for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales).

Furthermore, pursuant to the rent adjustment clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following the accrue method. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

b.	(Continued)

threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company monthly charges its tenants administration fees relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. These fees are prorated among the tenants according to their leases and varies from shopping center to shopping center.

Administration fees are recognized monthly when accrued. In addition to rent, tenants are generally charged “admission rights”, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A. and Comercializadora Los Altos S.A. (formerly Altocity.com S.A.), companies in which APSA have shares of 99.9999% and 100% respectively, act as the leasing agents for APSA bringing together that company and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa S.A.’s and Comercializadora Los Altos S.A. (formerly Altocity.com S.A.) revenues are derived primarily from collected commissions from spaces lease agreements calculated as a percentage of the final rental income value. Revenues are recognized at the time the transaction is successfully concluded.

•	Credit card operations

Revenues derived from credit card transactions include commissions, financing income, charges to users for life and disability insurance and statements of accounts. Commissions are recognized at the time the merchants’ transactions

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

b.	(Continued)

are processed, while the remaining income is recognized at the time it is accrued.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 4.

c.	Intangible assets

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls restated as mentioned in Note 2. Those expenses are amortized by the straight-line method in 3 years, beginning as from the date of opening of the shopping center.

•	Property development expenses

Expenses incurred related to the selling of development properties, including advertising, commissions and other expenses, are charged to net income for the period in which the corresponding income is accrued, based on the percentage of completion method.

The value of these assets does not exceed its estimated recoverable value at the end of each period/year as applicable.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

c.	(Continued)

•	Projects Development Expenses

Intangible assets, related to projects development expenses of the Solares de Santa María S.A. subsidiary, have been valued at acquisition cost and they will be amortized during the fiscal year in which the Company starts developing the project.

The value of the intangible assets does not exceed their estimated recoverable value at period end.

d.	Goodwill

Negative goodwill represents the excess of the market value of net assets of the subsidiaries at the percentage of participation acquired over the acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 2 and amortization has been calculated by the straight-line method based on an estimated useful life, that in no case exceed 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Additionally, also includes goodwill from the subsidiary APSA, originated from the purchase of shares of Tarshop S.A., Fibesa S.A. and Emprendimiento Recoleta S.A., which is amortized through the straight-line method over a period that not exceeds 10 years. The goodwill resulting from the purchase of the shareholding in Empalme S.A.I.C.F.A. y G. is amortized in 16 years.

NOTE 4:	NET OPERATING INCOME BY BUSINESS UNIT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Sales and development of properties, Office and others, Shopping centers, Credit card, Hotel and financial operations and others. As mentioned in Note 1, the unaudited consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

A general description of each segment follows:

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

•	Sale and development of properties

This segment includes the operating results of the Company’s construction and / or sale of residential buildings business.

•	Office and others

This segment includes the operating results of the Company's lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company's shopping centers principally comprised of lease and service revenues from tenants.

•	Hotel operations

This segment includes the operating results of the Company's hotels principally comprised of room, catering and restaurant revenues.

•	Credit card

This segment includes the operating results from operations with credit cards, which include commissions, financing income, charges to users by life and disability insurance and statements of accounts, among others.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company relating to the banking activity.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the unaudited basic financial statements and in Note 3 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of March 31, 2008

	Sale and development of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Credit card	Financial Operations and others	Total
Revenues	175,191	72,976	252,043	115,078	212,673	516	828,477
Costs	(140,592)	(21,593)	(70,560)	(60,110)	(88,762)	(381)	(381,998)
Gross profit	34,599	51,383	181,483	54,968	123,911	135	446,479
Gain from valuation of inventories at net realizable value	6,137	—	—	—	—	—	6,137
Selling expenses	(5,215)	(2,388)	(17,876)	(11,152)	(63,882)	—	(100,513)
Administrative expenses	(15,400)	(14,750)	(24,918)	(24,486)	(47,471)	—	(127,025)
Net loss from retained interest in securitized receivables	—	—	—	—	(1,416)	—	(1,416)
Operating income	20,121	34,245	138,689	19,330	11,142	135	223,662
Depreciation and amortization (b)	220	21,388	54,719	9,777	1,409	—	87,513
Addition of fixed assets and intangible assets	1,062	205,633	200,204	37,270	5,586	—	449,755
Non-current investments in other companies	—	—	—	—	—	290,511	290,511

Operating assets	424,586	788,263	1,527,320	235,317	133,354	—	3,108,840
Non-Operating assets	21,711	22,966	54,706	14,546	19,170	956,915	1,090,014
Total assets	446,297	811,229	1,582,026	249,863	152,524	956,915	4,198,854

Operating liabilities	24,773	78,501	212,398	31,955	177,035	—	524,662
Non-Operating liabilities	218,238	184,280	584,583	181,053	72,782	68,278	1,309,214
Total liabilities	243,011	262,781	796,981	213,008	249,817	68,278	1,833,876

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of March 31, 2007

	Sale and development of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Credit card	Financial Operations and Others	Total
Revenues	40,013	37,889	198,278	94,372	149,556	1,831	521,939
Costs	(37,282)	(6,841)	(60,953)	(49,759)	(54,143)	(925)	(209,903)
Gross profit	2,731	31,048	137,325	44,613	95,413	906	312,036
Gain from valuation of inventories at net realizable value	11,539	—	—	—	—	—	11,539
Selling expenses	(2,670)	(2,178)	(15,859)	(9,152)	(38,807)	—	(68,666)
Administrative expenses	(13,513)	(11,932)	(22,346)	(19,097)	(32,629)	—	(99,517)
Net income from retained interest in securitized receivables	—	—	—	—	4,367	—	4,367
Operating income	(1,913)	16,938	99,120	16,364	28,344	906	159,759
Depreciation and amortization (b)	—	6,712	48,664	7,457	884	—	63,717
Addition of fixed assets and intangible assets (c)	2,895	263,104	157,857	57,115	—	—	480,971
Non-current investments in other companies (c)	—	—	—	—	—	306,853	306,853

Operating assets (c)	508,742	675,321	1,336,166	202,113	139,657	—	2,861,999
Non-Operating assets (c)	30,516	24,662	39,073	6,318	18,771	1,163,560	1,282,900
Total assets (c)	539,258	699,983	1,375,239	208,431	158,428	1,163,560	4,144,899

Operating liabilities (c)	31,472	83,073	199,616	23,304	165,713	—	503,178
Non-Operating liabilities (c)	278,615	247,763	734,370	153,117	44,722	86,010	1,544,597
Total liabilities (c)	310,087	330,836	933,986	176,421	210,435	86,010	2,047,775

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Information at June 30, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 5:	CASH AND BANKS

The breakdown for this item is as follows:

	March 31, 2008	June 30, 2007
Cash in local currency	4,817	3,331
Cash in foreign currency	962	736
Banks in local currency	20,650	128,697
Banks in foreign currency	52,627	84,781
Checks to be deposited	1,638	811

	80,694	218,356

NOTE 6:	MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	March 31, 2008		June 30, 2007
	Current	Non-Current	Current	Non-Current
Debtors from leases and credit card	161,413	16,879	155,865	43,509
Checks to be deposited	48,465	—	31,626	—
Debtors from sale of real estate	21,407	673	7,670	888
Debtors from leases under legal proceedings	24,761	—	23,603	—
Debtors from hotel activities	11,810	—	7,909	—
Debtors under legal proceedings and past due debts	1,409	—	1,302	—
Related parties	2,376	—	910	—
Interest to be accrued	(108)	(70)	(76)	—
Less:
Allowance for leases and doubtful accounts	(55,205)	(706)	(55,875)	(1,955)
Allowance for doubtful accounts	(211)	—	(201)	—

	216,117	16,776	172,733	42,442

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 7:	OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	March 31, 2008		June 30, 2007
	Current	Non-Current	Current	Non-Current
Related parties	52,366	239	38,904	84
Value added tax (“VAT”) receivable	4,433	24,134	17,640	10,637
Prepaid expenses and services	22,583	182	16,873	233
Trust programs account receivables (Note 17)	5,425	11,837	2,926	18,976
Expenses to be recovered	7,198	—	3,098	—
Gross sales tax	714	664	1,242	1,153
MPIT credits	2,160	13,806	16,595	21,037
Income tax advances and withholdings	717	—	978	—
Pre-paid insurance	323	—	45	—
Guarantee of defaulted credits (2)	974	3,330	785	3,096
Loans granted (3)	1,059	—	4,290	—
Guarantee deposits (1)	327	620	58	509
Judicial liens	212	—	1,150	—
Administration and reserve fund	192	—	205	—
Tax on personal assets to be recovered	—	—	287	—
Stock transactions to be liquidated	—	—	129	—
Deferred income tax	—	50,679	—	25,402
Mortgages receivable under legal proceeding	—	2,208	—	2,208
Allowance for doubtful accounts	—	(2,208)	—	(2,208)
Present value – other receivables	—	(4,197)	—	(473)
Other	6,442	547	5,770	548

	105,125	101,841	110,975	81,202

(1)	Includes restricted cash (see Note 16).
(2)	See Note 15 to the unaudited basic financial statements and Note 16 to the unaudited consolidated financial statements.
(3)	See Note 4 (1) to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 8:	INVENTORIES

The breakdown for this item is as follows:

	March 31, 2008		June 30, 2007
	Current	Non-Current	Current	Non-Current
Credit from barter transaction of Dique III 1 c) (2)	44,490	—	13,068	26,800
San Martín de Tours	1,913	—	3,929	—
Credit from barter of Benavidez (Note 26)	463	9,532	2,722	7,273
Dock 13	1,595	—	1,595	—
Abril / Baldovinos	1,128	8,804	2,646	6,661
Edificios Cruceros	20	—	487	—
Torres Jardín	231	—	472	—
Torres de Abasto	368	—	622	—
Minetti D	58	—	72	—
V. Celina	43	—	43	—
Dorrego 1916	13	—	13	—
Libertador 1703 y 1755 (Note 39)	—	62,197	—	115,623
Credit from Barter of Caballito (1)	—	22,663	—	22,663
Units in construction for barter
Rosario (Note 43)	—	3,441	6,338	—
Credit from barter transaction of Dique III 1 e) (2)	—	—	—	41,808
Other inventories	3,002	361	3,368	—

	53,324	106,998	35,375	220,828

(1)	See Note 18 to the unaudited basic financial statements.
(2)	See Note 17 to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 9:	INVESTMENTS

The breakdown for this item is as follows:

	March 31, 2008	June 30, 2007
Current
Mutual funds (2)	402,599	600,919
Time deposits and money markets	109,008	5,024
Tarshop Trust (1)	48,683	22,104
Boden (1)	23	428
Mortgage bonds (1)	1,454	2,073
IRSA I Trust Exchangeable Certificate (1)	—	106
Banco Ciudad de Bs. As. Bond (1)	—	126
NOBACS bonds (1)	—	6,159
PRE 2009 bonds (1)	16,419	—
PRO 2012 bonds (1)	6,950	—
Other investments (1)	1,581	1,412

	586,717	638,351

Non-current
Banco Hipotecario S.A.	284,960	301,672
Tarshop Trust	77,734	55,683
Banco de Crédito y Securitización S.A.	5,551	5,181
Advance for the adquisition of a Company (Note 42) (3)	5,872	1,108
IRSA I Trust Exchangeable Certificate	515	687
Other investments	40	40

	374,672	364,371

Undeveloped parcels of land:
Santa María del Plata	135,785	135,785
Puerto Retiro (Note 16)	54,865	54,861
Caballito	36,696	36,681
Pereiraola	21,717	21,717
Torres de Rosario plot of land	16,868	16,111
Air space Coto	13,143	13,143
Caballito plots of land	9,223	9,223
Canteras Natal Crespo	5,555	5,559
Pilar	3,408	3,408
Torres Jardín IV	3,010	3,010
Padilla 902	94	94
Other undeveloped parcels of land	11,052	9,310

	311,416	308,902

	686,088	673,273

(1)	Not considered cash equivalent for purposes of presenting the unaudited statements of cash flows.
(2)	As of March 31, 2008 includes: Ps. 3,167 corresponding to NCH Development Partner and Ps. 71,375 corresponding to common investment fund “Dolphin Fund PLC”, Ps. 266 corresponding to common investment fund “Banco Itau Buen Ayre” not considered as cash for the purpose of the unaudited statement of cash flows, and as of June 30, 2007: Ps. 96,687 corresponding to common investment fund “Dolphin Fund PLC”, Ps. 3,085 corresponding to NCH Development Partner fund, Ps. 1,749 corresponding to Goal Capital Plus—Class B—Banco Itau fund, Ps. 3,056 corresponding to Premier Renta Plus—Banco Superville fund, Ps. 6,280 corresponding to Delta Ahorro Pesos—Raymond James Argentina fund, Ps. 1,813 corresponding to Fima Ahorro—Banco Galicia fund, Ps. 2,603 corresponding to 1784 Ahorro Pesos—Class A—Standard Bank fund and Ps. 503 corresponding to Gainvest, fund not considered as cash for the purpose of the statement of cash flows.
(3)	See Note 4 (1) to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 10:	FIXED ASSETS

The breakdown for this item is as follows:

	March 31, 2008	June 30, 2007
Hotels
Llao-Llao	91,965	66,992
Intercontinental	60,012	61,404
Libertador	46,920	40,950
Bariloche plots of land (Note 33)	21,900	21,900

	220,797	191,246

Office buildings
Bouchard 551	155,001	241,899
Della Paolera 265	170,118	—
Intercontinental Plaza	91,531	94,992
Bouchard 710	66,594	68,390
Maipú 1300	41,313	42,347
Libertador 498	39,990	41,061
Laminar Plaza	28,553	29,187
Dock del Plata	25,350	26,194
Costeros Dique IV	20,434	20,875
Reconquista 823	18,609	19,093
Edificios Costeros (Dique II)	18,059	18,471
Suipacha 652	11,953	12,292
Avda. de Mayo 595	4,960	5,134
Libertador 602	2,757	2,831
Avda. Madero 942	2,331	2,468
Madero 1020	710	1,694
Rivadavia 2768	276	295
Sarmiento 517	97	98

	698,636	627,321

Commercial real estate
Constitución 1111	755	777

	755	777

Other fixed assets
Work in progress Dique IV	27,330	9,684
Santa María del Plata	12,494	12,494
Museo Renault	10,576	—
Thames	3,899	3,899
Abril	2,941	3,094
Constitución 1159	2,050	2,050
Torre Renoir	1,497	1,515
Alto Palermo Park	551	560
Store Cruceros	279	285
Other	1,883	1,763

	63,500	35,344

Shopping Center
Panamerican Mall	262,363	167,606
Abasto	182,881	187,436
Alto Palermo	179,136	175,517
Patio Bullrich	101,941	103,137
Alto Avellaneda	98,326	89,664
Mendoza Plaza Shopping	87,144	89,004
Alto Rosario	82,570	84,145
Córdoba Shopping – Villa Cabrera (Note 34)	73,608	75,508
Paseo Alcorta	71,651	64,432
Alto Noa	25,559	27,040
Buenos Aires Design	14,231	16,082
Neuquén Project (Note 30)	12,791	12,302
Financial advance for fixed assets purchase (Note 44)	64,748	36,882
Other properties	40,635	8,902
Other fixed assets	38,777	34,966

Subtotal Shopping Center	1,336,361	1,172,623

Total	2,320,049	2,027,311

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 11:	MORTGAGES PAYABLE

The breakdown for this item is as follows:

	March 31, 2008		June 30, 2007
	Current	Non-Current	Current	Non-Current
Mortgage payable Bouchard 710 (1)	2,836	—	14,755	—
Mortgage payable Bariloche plots of land (Note 33)	3,004	2,395	2,783	4,557

	5,840	2,395	17,538	4,557

(1)	See details in Notes 6 and 12 to the unaudited basic financial statements.

NOTE 12:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	March 31, 2008		June 30, 2007
	Current	Non-Current	Current	Non-Current
Advanced payments from customers	44,729	—	38,412	—
Admission rights	32,858	41,800	30,563	37,356
Leases and service advances (1) (3) (Note 34)	16,779	36,029	17,325	26,552
Advance for the sale of Rosario plot of land (2)	—	—	2,510	—

	94,366	77,829	88,810	63,908

(1)	The balance of rents and services advance payments include Ps. 300 and Ps. 3,500 current and non-current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Alto Noa Shopping Centers. These advance payments accrue an interest equivalent to the semiannual Libo rate added 2-2.25 points. As of March 31, 2008 the semiannual Libo rate was 2.61%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.
(2)	As of June 30, 2007 it corresponds to a money advance of Euros 600 that APSA received from Villa Hermosa S.A. related to a purchase contract of a plot of land located in the city of Rosario. As of March 31, 2008 because of contractual breaches of contract of Villa Hermosa S.A., APSA decided to rescind de operation.
(3)	It includes a payment advancement of Ps. 1.843 from Wal—Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA´s Subsidiary) S.A., for a 30 years´ term as from the date in which the commercial center is inaugurated, or from the day in which the lessee opens the store prior to the inauguration of the commercial center.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 13:	SHORT AND LONG–TERM DEBT

The breakdown for this item is as follows:

	March 31, 2008		June 30, 2007
	Current	Non-Current	Current	Non-Current
Bank loans (2)	52,207	18,330	66,715	51,158
Debt related to purchase of subsidiaries (5)	22,463	9,504	22,357	76,841
Negotiable obligations 2017—accrued interest (6)	6,620	—	15,993	—
Negotiable obligations – APSA US$ 120 M. – principal amount (7)	—	380,160	—	371,160
Bank loans – Accrued interest (2)	2,248	—	2,109	8,039
APSA 2014 Convertible Notes—Accrued interest (1)	1,022	—	2,126	—
Negotiable obligations – APSA Ps. 154 M. – accrued interest (7)	4,969	—	2,353	—
Negotiable obligations 2017—principal amount (6)	—	475,200	—	463,950
Expenses for issuance of debt – Negotiable Obligation 2017 (6)	(729)	(7,070)	(874)	(7,580)
Negotiable obligations – APSA Ps. 154 M. – principal amount (7)	—	149,190	—	154,020
Expenses for issuance of debt – APSA US$ 120 M. (7)	(508)	(4,192)	(417)	(3,755)
Expenses for issuance of debt—Negotiable obligations – APSA Ps. 154 M. (7)	(693)	(716)	(599)	(1,068)
Negotiable obligations – APSA US$ 120 M. – accrued interest (7)	11,559	—	4,060	—
Negotiable obligations 2009 – principal amount (4)	—	—	23,123	44,082
Negotiable obligations 2009 – accrued interest (4)	—	—	662	13,109
Expenses for issuance of debt—IRSA Convertible Notes 100 M (3)	—	—	(36)	—
IRSA Convertible Notes 100 M. (3)	—	—	58,472	—
IRSA Convertible Notes – 100 M. Interest (3)	—	—	611	—
APSA 2014 Convertible Notes (1)	—	49,071	—	47,910

	99,158	1,069,477	196,655	1,217,866

(1)	Corresponds to the outstanding balance of Negotiable Obligations convertible into shares (“CNB”) issued originally by APSA for an outstanding amount of US$ 50,000, as detailed in Note 22 to the unaudited consolidated financial statements, net of the CNB underwritten by the Company and net of fees and expenses related to issue of debt to be accrued.
(2)	The outstanding balance at March 31, 2008 includes mainly the following loans:
(a)	Hoteles Argentinos S.A. mortgage loan amounting to US$ 5,787. See Note 16.
(b)	Several loans of APSA´s subsidiary Tarshop, maintained with Industrial de Azul, Standard Bank, Itaú Buen Ayre, Ciudad de Buenos Aires, Mariva, CMF, BST and Comafi banks.
(3)	Corresponded to the issue of Convertible Negotiable Obligations of the Company for a total value of US$ 100 million as set forth in Notes 7 (3) and 13 to the unaudited basic financial statements. At the end of the period the balance was cancelled.
(4)	Corresponded to the issue of Negotiable Obligations secured with certain Company assets which matured in November 2009, as detailed in Note 7 (2) to the unaudited basic financial statements. The Company cancelled eleven installments of amortization for a total of US$ 13.1 million. On October 29, 2007 the Company fully cancelled the balance of these negotiable obligations by paying US$ 24.3 of principal.
(5)	The balance as of March 31, 2008 mainly includes: (a) Ps. 12,868 corresponding to the amount owed for the acquisition of the shareholding of Empalme S.A.I.C.F.A. y G. This loan accrues 6% nominal annual interest, payable in 4 installments of US$ 2,000 each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008. As of December 22, 2007, the second installment was paid (See Note 20); (b) US$ 6.0 million related to the purchase of 33.33% of the shareholding of Palermo Invest S.A. (See Note 32).
(6)	See Notes 7 (4) and 21 to the unaudited basic financial statements.
(7)	See Note 37.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 14:	OTHER LIABILITIES

The breakdown for this item is as follows:

	March 31, 2008		June 30, 2007
	Current	Non-current	Current	Non-current
Related parties	36,986	11,324	25,682	11,070
Directors’ fees provision	12,995	—	14,464	—
Provisions for contingencies (1)	7,080	13,445	7,595	12,732
Administration and reserve fund	2,356	—	2,805	—
Guarantee deposits	3,257	4,295	4,029	2,859
Donations payable	1,888	—	4,363	—
Contributed leasehold improvements to be accrued and unrealized gains (Note 28)	419	10,133	526	10,421
Directors’ fees advances	(2,059)	—	(1,375)	—
Present value – other liabilities	—	(154)	—	(136)
Trust accounts payable	—	—	191	—
Directors’ guarantee deposits	—	8	—	8
Other	2,756	208	3,376	1,910

	65,678	39,259	61,656	38,864

(1)	The Company has recorded provisions in order to face up to probable contingent claims, and according to estimates developed by Company’s legal counsels, such provisions would cover loss contingencies and related fees regarding to such claims. The amount of such provisions is based on management’s assessment and the considerations of legal counsel’s opinion regarding the matters.

NOTE 15:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	March 31, 2008	March 31, 2007
Other income:
Allowance recovery	4,962	343
Others	285	1,323

Subtotal other income	5,247	1,666

Other expenses:
Tax on personal assets	(4,329)	(5,291)
Donations	(2,025)	(1,503)
Lawsuits contingencies	(570)	(989)
Unrecoverable VAT receivable	(1,270)	(1,690)
Allowance for doubtful accounts	—	(725)
Other	(632)	(398)

Subtotal other expenses	(8,826)	(10,596)

Total Other expenses, net	(3,579)	(8,930)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 16:	RESTRICTED ASSETS

Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of the Company) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A.C.I.y N. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A.C.I.y N. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for postponement of bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

Hoteles Argentinos S.A. mortgage loan

In March 2005, Credit Suisse First Boston International (“CSI”) acquired the debt for US$ 11,1 million of Hoteles Argentinos (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA reduced the capital amount payable to US$ 6.0 million. The balance will accrue a LIBOR interest rate 6 months plus 7.0% and will be cancelled as follows:

Maturity date
- 09-15-2008	US$	225
- 03-15-2009	US$	239
- 09-15-2009	US$	253
- 03-15-2010	US$	5,070

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 16:	(Continued)

In addition, two credit default swaps were subscribed. One between IRSA and CSI for 80% of the restructured debt value, and the other one is between Starwood Hotels and Resorts Worldwide Inc. (Starwood) and CSI for 20% of the restructured debt value. Under these contracts, both companies (IRSA and Starwood) are able to protect CSI in case of non-compliance with HASA’s obligations. For valuable consideration, the Company and Starwood will be paid a coupon on a periodical basis. To support the obligations assumed, the Company deposited as guarantee the amount of US$ 1.2 million.

Alto Palermo Group—Restricted assets

a)	Short and long-term debt includes a loan from Banco de la Ciudad de Buenos Aires from Tarshop S.A. (subsidiary of APSA) for Ps. 3,457, which is secured by interest in credit card receivables of the Tarjeta Shopping Financial Trusts Series XVIII and XX. Additionally, it has granted commercial pledge to Standard Bank (ex Bank Boston N.A.) branch Buenos Aires, as guarantee, Participation Certificates of the Tarjeta Shopping Financial Trusts Series XXI, XXIII, XXV, XXVII and XXX for Ps. 8,643.

b)	Fixed assets include the cinema building located in the Cordoba Shopping Villa Cabrera which is levied with antichresis in rem right due to the financial debt that Empalme S.A.I.C.F.A. y G. has with NAI INTERNATIONAL II Inc. (See Note 34).

c)	In the financial trusts accounts receivable as credit protection for investors are included the contingency funds of the financial trusts that as of March 31, 2008 amount to Ps. 14,002. These are credits of restricted availability up to the time of liquidation, in accordance with the respective prospectus.

d)	As of March 31, 2008, under other current receivables, APSA has restricted funds according to the following detail:

I.	Ps. 56, in relation to the case “Saavedra Walter Ricardo against Alto Palermo S.A. and others about dismissal”.
II.	Ps. 53, in relation to the case “Palma Claudio against Alto Palermo S.A. about dismissal”.
III.	Ps. 51, in relation to the case “Lopez Armando Francisco against Alto Palermo S.A.”.
IV.	Ps 20 in relation to the case “La Meridional against Alto Palermo S.A.”.

e)	In relation with file number 25,030-I “Alto Palermo S.A. against tax authorities on Recourse of Appeal”, under court proceedings, the building located in 367 Olegario Andrade Avenue, Caballito, City of Buenos Aires is subject to a legal attachment, such building having a value of Ps. 36,696 as of March 31, 2008 (recorded in Other non-current investments – Undeveloped parcels of land).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 16:	(Continued)

f)	As of March 31, 2008 the amount of Ps. 33,500 is recorded for pledged shares of Empalme S.A.I.C.F.A. y G.

g)	As of June 30, 2007, in the current financial loans line it was included a debt of Shopping Neuquén S.A. for Ps. 106 guaranteed by a mortgage on the plot of land acquired for Ps. 3,314. As of March 31, 2008 such mortgage is fully cancelled, being still to be subscribed the mortgage cancellation deed.

h)	In the current investments line BONTE 2006 titles were included in the amount of Ps. 34, that are deposited as rental guarantee.

i)	A pledge was granted to the new Banco Industrial de Azul S.A. for the share certificate of the Financial Trusts Shopping Card Series XXIX, XXXIV and XXXVI in the amount of Ps. 10,000.

j)	During the current period Tarshop S.A. furnished to Banco CMF S.A., as collateral guarantee, Certificados de Participación of Tarjeta Shopping Financial Trust Series XXXIII in the amount of Ps. 7,683; and to Banco Comafi S.A., also as collateral guarantee, Certificados de Participación of Tarjeta Shopping Financial Trust Series XXVIII, XXXI and XXXV in the amount of Ps. 8,870.

k)	During April 2008, Certificados de Participación have been furnished to Banco Supervielle, as collateral guarantee, corresponding to Tarjeta Shopping Financial Trust Series XXXVII and XXXVIII, in the amount of Ps. 10,000.

NOTE 17:	TARSHOP S.A. CREDIT CARD RECEIVABLES SECURITIZATION

Tarshop has ongoing revolving year securitization programs through which Tarshop S.A., a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to master trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts—Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

Note 17:	(Continued)

In consideration of the receivables transferred to the Trusts, which have been eliminated from the Tarshop’s balance sheet, that received cash (arising from the placement of the debt securities by the Trusts) and CPs issued by the trusts. The latter are recorded at their equity values at the closing of the period/year on the basis of the financial statements issued by the trusts.

Tarshop S.A., agreed on a Securitization Program of consumption portfolio for the purpose of securing long-term financing and the possibility of direct access to the capital market.

Under this Securitization Program, at March 31, 2008, Tarshop S.A. transferred to financial trusts the total amount of Ps. 1,287,400 of credits receivable originated in the use of its clients´ credits cards and personal loans carrying promissory notes. Consequently, T.D.F. Series “A” were issued for Ps. 1,102,200, T.D.F. Series “B” for Ps. 70,900, C.P. Series “C” for Ps. 114,100, and C.P. Series “D” for Ps. 200.

On the other hand, Tarshop S.A. acquired all the C.P. Series “C” in an amount equal to its nominal value, and all the remaining T.D.F. and C.P. were placed to investments through a public offer in Argentina. As credit protection to investors, Tarshop S.A. has made a cash reserve for losses in the amount of Ps. 16,400.

NOTE 18:	SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A. AMONG SUBSIDIARIES

On June 15, 2007, the Company sold 26,410,150 shares of Banco Hipotecario S.A. to Inversora Bolivar S.A. in the price of Ps. 3.09 per share (market value) the amount of the transaction being Ps. 81,607. See Note 16 to unaudited basic financial statements.

Due to the fact that sales were carried out with and among subsidiaries fully held by the Company, they neither affect the holding nor have they any impact on the consolidated financial statements, as the amounts resulting from such operations have been eliminated.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 19:	MORTGAGE RECEIVABLE SECURITIZATION ORIGINATED BY IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA (IRSA), INVERSORA BOLIVAR S.A. AND BALDOVINOS S.A.

In December 2001, the Company, and certain indirect subsidiaries on one side (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A. (hereinafter the “Trustee”) agreed to set up the IRSA I Financial Trust. The trustors sold their personal and real estate receivables, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount of US$ 26,586 to the Trustee, in exchange for (i) US$ 10,000 cash (ii) US$ 3,300 Class A Participation Certificates (iii) US$ 2,600 Class B and C Participation Certificates, (iv) US$ 10,686 Class D Participation Certificates.

At March 31, 2008, the value of Class D Participation Certificates amounted to Ps. 515. Class A, B, and C Certificates have been totally amortized at the end of the period.

NOTE 20:	ADQUISITION OF CORDOBA SHOPPING

On July 7, 2006 Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) subscribed a sale contract of shares for the purchase of all the shareholding of Empalme S.A.I.C.F.A. y G., owner of the Córdoba Shopping Villa Cabrera. This operation was subject to certain conditions precedent, one of these being the approval of the National Commission for the Defense of Competitiveness. This condition was duly approved and notified on December 20, 2006.

The agreed price for such operation is a gross amount of US$ 12,000 added a variable amount arising from the adjustment subsequent to closing (originally established in the contract), which was determined in Ps. 3,961. The company was incorporated on December 31, 2006. As of March 31, 2008 APSA and SAPSA have paid US$ 8,000 and the amount representing the adjustment subsequent to period-end. Two (2) installments of US$ 2,000 are still outstanding, to become due June and December, 2008 respectively. These installments accrue 6% nominal annual interest. To secure the unpaid purchase price, we have pledged in favor of the sellers 100% of our equity interests in Empalme. Upon repaying each of the resulting installments, the encumbrance will be partially lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, city of Córdoba. This investment represents for APSA and SAPSA a significant growth opportunity in the commercial centers segment. It will also be in line with the expansion strategy and presence in the most important cities inside the country.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 21:	DERIVATIVE INSTRUMENTS

Future purchase contracts

During the current period Ritelco S.A. subscribed Future purchase of gold contracts. In accordance with this company´s risk administration policies, this kind of contracts are used with speculative purposes.

As of March 31, 2008, Ritelco S.A. does not have derivative instruments agreements outstanding nor does it have any guarantee.

As of March 31, 2008, for future purchase contract transactions effective during the period, Ritelco S.A. recorded a realized profit for such operations amounting to US$ 455 (equivalent to Ps. 1,412).

As of March 31, 2008, in Alto Palermo S.A. (APSA) there are no open operations. During the year, the operations that follow were carried out:

Product	Amount in US$	Realized Profit (Loss)	Status as of March 31,2008
Purchase of dollars	56,445	(794)	Cancelled
Sale of dollars	99,542	1,348	Cancelled
Total	155,987	554

The income generated as of March 31, 2008 is included into the financial results generated by assets.

NOTE 22:	ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On July 19, 2002, APSA issued Series I of Negotiable Obligations up to US$ 50,000 convertible into common shares, par value of Ps. 0.10 each. This series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No.14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

Note 22:	(Continued)

Main issue terms and conditions of the Convertible Negotiable Obligations are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006, the Meeting of Shareholders decided to postpone the date of original maturity to July 19, 2014 this being the reason for the Convertible Negotiable Obligations (CNO) to be classified as non-current in these unaudited financial statements. Since the conditions of the CNO have not substantially modified, the postponement of the original maturity have not had an impact on these unaudited financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company's shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

On March 31, 2008, the holders of Negotiable Obligations convertible into APSA common shares, have exercised their right to convert them for a total amount of US$ 2,770, with the consequent issuance of common stock of nominal value Ps. 0.1 per share. As of March 31, 2008 the outstanding balance of APSA Convertible Negotiable Obligations amounted to US$ 47,230, of which US$ 31,738 correspond to the Company which is eliminated in the consolidation process.

NOTE 23:	ALTO PALERMO—OPTIONS GRANTED IN RELATED PARTIES

On September 29, 2004, at the time of entering the purchase contract of the Mendoza Plaza Shopping S.A. shareholding, APSA subscribed an agreement with Inversiones Falabella Argentina S.A. by which it granted to the latter the irrevocable right for a put-option of its shares in Mendoza Plaza Shopping S.A., which may be exercised until the last working day of October 2008, in the amount of US$ 3,000 under the terms specifically established in the contract.

NOTE 24:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares. The latter has been determined considering the number of additional common shares that would have been outstanding if the holders had exercised their right to convert the convertible negotiable obligations held by them into common shares, up to nominal amount of US$ 100,000, described in Note 13 to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

Note 24:	(Continued)

In thousands:

	March 31, 2008	March 31, 2007
Weighted - average outstanding shares	539,549	441,214
Conversion of Negotiable Obligations	—	124,957
Weighted - average diluted common shares	539,549	566,171

Below is a reconciliation between net income of the period and net income used as a basis for the calculation of the diluted earnings per share:

	March 31, 2008	March 31, 2007
Net income for calculation of basic earnings per share	22,879	113,850
Exchange difference	—	279
Interest	—	4,829

Net income for calculation of diluted earnings per share	22,879	118,958

Net basic earnings per share	0.042	0.258
Net diluted earnings per share	0.042	0.210

NOTE 25:	PROVISION FOR UNEXPIRED CLAIMS AGAINST LLAO LLAO HOLDING S.A.

The Company Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA Inversiones y Representaciones S.A.), predecessor of Llao Llao Resorts S.A. (“LLR”) in the operation of the hotel complex “Hotel Llao Llao”, was sued in 1997 by the National Parks Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to U.S. dollars 2,870. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3,799, plus interest accrued through payment, punitive interest and lawyers´ fees.

On March 2, 2004, such Company made a payment in cash of Ps. 7,191 and a transfer of Argentine external debt securities class FRB - FRB L+13/16 2005 for a total of Ps. 1,964. The total amount settled on that date was Ps. 9,155.

In line with the matters reported by the lawyers in respect of this lawsuit, the company management recorded a reserve for an amount Ps. 4,892 of March 31, 2008, which was determined according to the difference between the amount claimed and the amount deposited.

In addition, as of March 31, 2008, LLR appropriated a reserve of Ps. 159 for payment of fees to the lawyers of the other party.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 26:	SALE OF BENAVIDEZ PLOT OF LAND

In March 2004, Inversora Bolívar S.A. (subsidiary) sold to Desarrolladora El Encuentro S.A. (DEESA) a plot of land in Benavidez through the exchange of (i) US$ 980 in cash and (ii) 110 residential plots of the mentioned plot of land for an amount of US$ 3,000.

As guarantee of the operation, DEESA set up a first mortgage in favor of Inversora Bolívar S.A. on real property amounting to US$ 3,000 in guarantee of compliance with the operation and delivered US$ 500 to Inversora Bolívar S.A. corresponding to a deposit in guarantee of performance on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and it had been accorded that it would be returned as follows: 50% at the time of certification of 50% of the progress of work and the remaining 50% upon certification of 90% of work progress.

On December 26, 2006 Inversora Bolívar subscribed an agreement by which the amount of US$ 250 was reimbursed to DEESA.

NOTE 27:	DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in the Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total damaged area covered 36 stores and represented 15.7% of the total square meters built. Between the months of June and August 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006 APSA has eliminated the proportional part of fixed assets damaged with an estimated book value of Ps 6,300.

APSA has insurance coverages against all risks and third party liability to cover this type of disaster. As of the date of issuance of these unaudited financial statements the liquidation process related with the insurance policies mentioned previously has finalized and the final indemnification amount obtained and collected for this item amounts to Ps. 9,400.

NOTE 28:	CONTRIBUTED LEASEHOLD IMPROVEMENT AND UNREALIZED GAINS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements on the property of Mendoza Plaza Shopping S.A., which were capitalized as fixed assets, recognizing the related gain over 15 year, term of contract. At the end of this period, the amount of Ps. 145 was pending of accrual.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

Note 28:	(Continued)

In March 1996 Village Cinema S.A. opened ten theatres with the multiplex cinema system, with an approximate surface of 4,100 sq. m. This improvement of a building of Mendoza Plaza Shopping S.A., was capitalized as a fixed asset, with a balancing entry in this account, recognizing the depreciation charges and the profits over a 50-year period. At period end, the amount of Ps. 10,302 was pending of accrual. The lease agreement is for a period of 10 years, renewable for 4 consecutive equal periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from APSA.

NOTE 29:	TRANSFER THE MANAGEMENT OF ABRIL

On May 24, 2006 the Company, Inversora Bolívar S.A. and Baldovinos S.A. made a proposal to the Commission of Residents of Abril Club de Campo for passing the administration of the Club and the subsequent transference of the shares of Abril S.A. (hereinafter the “Offer Letter”). This proposal replace the one dated May 4, 2005.

The proposal included monetary and non-monetary renderies, to be done by the Company and Inversora Bolívar, among which the following can be outlined:

1.	The making in equal parts of a contribution to Abril S.A. the amount of Ps. 650. The repairment of all the roadways of Abril Club de Campo.

2.	The transfer to Abril S.A. of two plots of land of the Abril establishment.

3.	The incorporation of Inversora Bolívar as merged company of Baldovinos S.A. in favor of Abril of a free perpetual easement and that no buildings will be constructed in relation of the Big House and four plots of land adjacent to the Main House located in Abril Club de Campo.

4.	The responsibility for all severance payment (including salary) of a former employee of the Club.

5.	The payment of any dues for lightning, cleaning and maintenance of public roads to the Municipality of Berazategui if such amount is higher to the amount recorded in the financial statements of Abril S.A. as of September 30, 2005 as well as of any related legal fee.

In compliance with the terms of the Offer Letter, the amount for indemnities, salaries and other issues of an employee who retired from the Club was paid.

On June 13, 2007, the Company and Inversora Bolívar S.A. entered into a Trust Contract by which it was transferred to the Trust, whose trustee is Dr. Eduardo Roca, the trust property on the shares Class A and B of Abril S.A., and It started the process of transference of the Abril S.A. shareholding to the owners of plots of land of the Club de Campo Abril.

NOTE 30:	NEUQUEN PROJECT

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters of surface area approximately, in which a commercial enterprising will be constructed. This project also includes the building of a Shopping Center, a hyper-market and other compatible purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

Note 30:	(Continued)

On December 13, 2006, Shopping Neuquén S.A. signed an agreement with both the Municipality and the Province of Neuquén by which the time terms for construction of the commercial and housing enterprising was re-scheduled. Also, Shopping Neuquén S.A. was authorized to transfer to third parties the ownership of the plots of land in which the real estate will be divided with the exception of the land in which the Shopping Center will be constructed. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

After having obtained the approval, the Company had 150 days´ term to submit the drafts of the architectonic project, such term maturing on February 17 of the current year. However, such drafts presentation took place prior to the referred date. Once the mentioned drafts are registered, which to the date of these financial statements has not occurred, the Company has to start the works within 90 days´ term.

The first stage of the construction works (this stage including the minimum construction of 21,000 square meters of the Shopping Center and of 10,000 square meters of the hypermarket) should be finished in a maximum time term of 22 months as from the date in which the construction process was initiated. In case the conditions are not complied with, the Municipality of Neuquén is entitled to rescind the agreement and file the legal actions it deems pertinent.

The agreement referred to above put an end to the file called “Shopping Neuquén S.A. against Municipalidad de Neuquén on Administrative Action” under judicial procedure before the High Court of Neuquén.

NOTE 31:	INVESTMENT IN BANCO HIPOTECARIO

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree 214 and addenda. Decree 905 also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

After several submissions, Banco Hipotecario S.A. submitted the last presentation as regards sections 28 and 29 of Decree 905 Compensation to Financial Entities, as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

Note 31:	(Continued)

- National Government Compensation Bond—US$ 2012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0.40, translated at Ps. 1.40 per US$ dollar: US$ 360,811.

- National Government Compensation Bond coverage—US$ 2012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, in September 2005 began the subscription of Coverage BODEN 2012. As of March 31, 2008 the subscription in BODEN 2012 amounts to US$ 773,531.

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 2,822,464. On the other hand, liabilities to the Argentine Central Banks recorded as of March 31, 2008 amount to Ps. 193,744, being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amount to Ps. 2,628,720 and Ps. 3,092,047 as of March 31, 2008 and 2007, respectively.

Banco Hipotecario S.A. intends to allocate assets portfolio of the public sector as guarantee for the application of the advancement to finance the coverage bonds subscription, as provided for in section 29 of Decree 905/02.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. To such extent and considering that assets to the Public Sector exceeded the mentioned limit. On January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

Note 31:	(Continued)

As of March 31, 2008 and 2007 the assistance to the Public Sector arises 26% and 35%, respectively from total assets.

NOTE 32:	ACQUISITION OF THE PALERMO INVEST S.A. SHAREHOLDING

On October 4, 2006, the Company acquired the remaining 33.33% of the shares of Palermo Invest S.A. to GSEM/AP Holdings, L.P., in the total amount of US$ 18,000, at the date of the contract paying US$ 9,000. The remaining balance will be paid en three equal and consecutive instalments of US$ 3,000 due on October 4, 2008 and 2009 which will accrue 9% annual interest to be paid quarterly. In October, 2007 the Company paid the first installment.

Simultaneously, a contract on assignment of shares was entered into between the Company (the assignor) and Patagonian Investment S.A. (the assignee), in an amount of US$ 1,080 to become due on November 2, 2007, after several postponements. As of March 31, 2008 the Company has fully collected the unpaid balance.

NOTE 33:	ACQUISITON OF PLOTS OF LAND IN BARILOCHE

In December 2006, the Company purchased several plots of land covering a surface area of 129 thousand square meters, located in San Carlos de Bariloche, Province of Río Negro. The total transaction amount was US$ 7,000 having the Company paid US$ 4,200 in cash. The remaining US$ 2,800 was covered by a first degree mortgage on the real estate acquired, payable in 36 monthly, equal and consecutive installments of US$ 86 each, the first to become due on January 14, 2007 and the rest on the same day of the next months. These installments include capital amortization and interest calculated according to the French system at 7% annual on balance amounts.

NOTE 34: FINANCING AND OCCUPATION AGREEMENT WITH NAI INTERNACIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G entered into an agreement with NAI INTERNACIONAL II, INC. by which the latter loaned up to US$ 8,200 for the construction of a cinema complex and a part of the parking lot located in the Córdoba Shopping area, this item being shown in fixed assets. This loan initially accrued a LIBOR interest rate plus 1.5%. Accrual of interests started in April 1999 according to a period of grace provided in the contract clauses.

Related to this loan contract, Empalme S.A.I.C.F.A. y G. signed an occupation agreement of the building and the cinema area in favor of NAI INTERNACIONAL II, INC. (hereinafter “The Agreement”). Occupation of the area was established for a 10-year period as from the date of commencement to be automatically postponed during four additional periods of five years each. It is understood that date of commencement means the date in which the occupant starts exhibiting movies to the public in the cinema building that is October 1997.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 34:	(Continued)

Under the terms of the Agreement, the amounts owed according to the loan to Empalme S.A.I.C.F.A. y G. are offset against the payments of possession arising from the occupation of NAI INTERNACIONAL II, INC. of the building and the cinema area. The Agreement provides that if following the last term mentioned in the previous paragraph there still is any unpaid amount of the loan plus interest, the Agreement will be postponed for a definite term established as the lesser of:

- The time-term necessary to fully pay the loan unpaid amount, or

- Ten (10) years.

Once the last time term has elapsed and if there still is an amount outstanding, the Company will be released of any payment obligation of the remaining portion of the loan plus interest.

On July 1, 2002 NAI INTERNACIONAL II, INC. assigned all the rights and obligations arising from the Agreement to NAI INTERNACIONAL II, INC. – SUCURSAL ARGENTINA. Also, other changes were made to the Agreement, the following being the most significant:

•	The debt outstanding was converted into Argentine pesos (Ps. 1 = US$ 1) in accordance with the disposition of Law No. 25,561 and National Executive Decree No. 214/02. Under sections 4 and 8 of the referred Decree and complementary addenda, the referential stabilization coefficient is to be applied to the above debt outstanding as from February 3, 2002.

•	All the obligations of Empalme S.A.I.C.F.A. y G. included in the Agreement by which NAI INTERNACIONAL II, INC. is guaranteed the use of the cinema center, as well as those obligations that imply restrictions on the use or the possession of Empalme S.A.I.C.F.A. y G. or third parties, are covered by antichresis in rem right.

•	The extension agreed on January 1, 2002 was established for suspending the occupation payments owed by the occupant to the owner as well as the payments to account of capital and interests of the owner to the creditor for a six-month period as from the above-mentioned date. These payments will be renewed as from July 2002.

The capital outstanding as of March 31, 2008 and interest accrued at such date arising from the original loan agreement and modifications are recorded in Customer Advances included in Leases and services advances for a total amount of Ps. 17,306.

NOTE 35:	ACQUISITION OF THE BUILDING KNOWN AS EX- ESCUELA GOBERNADOR VICENTE DE OLMOS (CITY OF CORDOBA)

In November 2006, APSA participated in a public bidding of the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba. The building covers 5,147 square meters of surface area. A part of the Patio Olmos commercial center is in operation in this building in four commercial plants and two underground

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 35:	(Continued)

parking lots. This commercial center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement contracts.

The building is under a concession contract, effective for 40 years term due in February 2032, APSA acting as grantor. The contract grants to the licensee the commercial use of the building and establishes a series of payments in favor of the grantor such series increasing in Ps. two thousands, five hundred and thirteen (Ps. 3) every 47 months. To the date of these financial statements, the concession is undergoing month 193, the effective monthly canon being Ps. twelve thousands, five hundred and seventy five (Ps. 13) and the next increase estimated for month 235.

The offer of APSA for the purchase of the building was Ps. 32,500 payable as follows: 30%, that is the amount of Ps. 9,700, at the time of awarding the bid and the remaining amount of Ps 22,700 at the date of the signature of the transfer deed document.

On November 20, 2006 APSA was notified that the bidding had been awarded. Consequently, 30% of the price offered according to the terms of the bidding has been duly paid.

On January 15, 2007 APSA was notified by the National Commission for the Defense of Competitiveness that two claims had been submitted to the entity, one by a private individual and the other one by the licensee of the commercial center in respect of this operation. On February 1, 2007 APSA responded the claims.

On June 26, 2007, we were notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry to the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No. 25,156 (C 1163)” under section 30 Law No. 25,156.

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Centro Comercial Patio Olmos is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22,700 was cancelled. APSA has recorded this transaction as an addition in Fixed Assets.

On January 24, 2008 we received a note of the National Commission for the Defense of the Competition, record N º S01/0477593/2007 (DP No. 38) by which APSA is requested to report and deliver the pertinent documentation on the matter related to such operation.

NOTE 36:	NEW COMMERCIAL DEVELOPMENT

In December 2006, APSA entered into a series of agreements for the construction, marketing and management of a new commercial enterprise that is being developed in Saavedra, City of Buenos Aires, by Panamerican Mall S.A. (PAMSA) a company incorporated at the end of 2006 in which APSA has a shareholding of 80%.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 36:	(Continued)

APSA made capital contributions in PAMSA for Ps. 158,300 and sold to this company the plot of land located in the streets named Posta, Pico and Arias (bought to Philips Argentina S.A.) in the amount of Ps. 59,900. APSA will pay future capital contributions in PAMSA in a maximum amount of US$ 37,800 million with the purpose of finishing the pertinent construction works and to guarantee the functioning and use of the commercial center which have been partially integrated as of the date of issuance of these unaudited financial statements.

The other PAMSA shareholder is Centro Comercial Panamericano S.A. owner of the remaining 20% of the shareholding. This company made capital contribution to PAMSA for Ps. 24,600 and transferred to PAMSA the ownership of a plot of land located in the streets Melian, Vedia and Arias (limiting the plot of land sold by APSA) in the total amount of Ps. 61,500. Centro Comercial Panamericano S.A. will make capital contributions in PAMSA for completing the construction works and starting the commercial center up to a maximum amount of US$ 9,400 which have been partially integrated as of the date of issuance of these unaudited financial statements.

During the period ended March 31, 2008, both APSA and Centro Comercial Panamericano S.A. made irrevocable contributions to PAMSA for Ps. 55,994 and Ps. 13,998, respectively.

The project includes the construction of a commercial center, a hypermarket, a cinema complex and an office building and/or housing building. This is one of the most significant enterprises initiated by APSA.

NOTE 37:	ALTO PALERMO S.A.- ISSUANCE OF NOTES

On May 11, 2007, Alto Palermo S.A. issued two new series of notes in the total amount of US$ 170,000. Series I corresponds to the issuance of US$ 120,000 becoming due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year as from November 11, 2007. On November 11, 2007 the first interest installment has been cancelled for US$ 4,730. Principal of this Serie will be fully settled at maturity. Series II corresponds to the issuance of Ps. 154,000 (equivalent to US$ 50,000). Principal will be settled in seven, equal and consecutive semi-annual installments as from June 11, 2009, which accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007. On December 11, 2007 the first principal amount and interest installment has been cancelled for Ps. 9,900.

These issuances correspond to Classes 1 and 2 within the Global Program for Issuing Notes, having a face value of up to US$ 200,000 (the “Program”) authorized by the National Securities Commission Resolution No. 15614 dated April 19, 2007.

During the quarter, Alto Palermo S.A. re-purchased 1,568,000 negotiable obligations Class 2, which have been valued at their nominal value and are disclosed netting the capital and interest owed.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 38:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company and its subsidiary APSA have developed during the year ended June 30, 2007, the design of a capitalization program for executive management staff through contributions that will be realized by employees and by the Company.

That plan is addressed to employees selected by the Company and its subsidiaries APSA and Inversora Bolivar S.A. with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary has accepted, it will be able to make two types of contributions: a monthly one (base on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the monthly salary and up to 15% of the bonus. On the other hand, the Company and its subsidiary APSA contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants’ contributions will send to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which has the approval by the National Securities Commission. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company and its subsidiaries contributions will flow to other independent financial means separated from the previous one.

In the future the participants will have access to 100% of the plan benefits (that is, including the Company and its subsidiaries contributions made in favor of the financial means especially created) under the circumstances that follow:

•	Ordinary retirement in line with the applicable working regulations

•	Total or permanent disability or inability

•	Death

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the company only if he has participated in the plan during a minimum term of five years, provided certain conditions were complied with.

As of March 31, 2008, security charges of the Company amount to Ps. 2,149.

NOTE 39:	ACQUISITION OF PLOT OF LAND IN VICENTE LOPEZ AND CREATION OF CYRSA

In January 2007, the Company acquired the total shares of the company named Rummaala S.A., the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$ 21,172, payable as follows: (i) US$ 4,252 in cash and (ii) by delivering certain units of the building to be constructed in the plot of land owned by Rummaala in the amount of US$ 16,920,

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 39:	(Continued)

within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property in the amount of US$ 15,000, payable as follows: (i) US$ 500 in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1,247 and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13,253, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the Company’s property located at Suipacha 652 was mortgaged.

In April, 2007, the Company constituted CYRSA Sociedad Anónima, to have a legal entity that allows to develop a specific project together with one or more investors having the required knowledge and expertise. In August 2007, CYRELA is incorporated with the ownership of 50% of CYRSA capital stock.

In the same act, the Company provided 100% of the shareholding of Rummaala S.A. and the liability in kind related to the acquisition-of a plot of land to CYRSA in the amount of Ps. 21,495 and CYRELA provided Ps. 21,495 (amount equivalent to the net value of the shares contributed by the Company).

The Company has subscribed with Cyrela Brazil Realty S.A. Emprendimentos e Partiçipacões an agreement, by which through CYRSA S.A., operating under the name IRSA- CYRELA will start developing housing units in the Argentine Republic.

NOTE 40:	INCORPORATION OF SOLARES DE SANTA MARIA S.A. – SALE OF SANTA MARIA DEL PLATA AND SALE OF SHARE

On May 7, 2007, the Company under the context of a new business project incorporated a company under the name of Solares de Santa María S.A., for the purpose that such company acts as a joint vehicle with investors that are out of the Company operation and interested in an urbanization project.

With the contributions made by the shareholders, Solares de Santa María S.A. (SOLARES) acquired the real estate known as Ex—Ciudad Deportiva Boca Juniors (Santa María del Plata), located in the Autonomous City of Buenos Aires, South Coast, facing Avenue España unnumbered, in the amount of US$ 100,000. The project of SOLARES is to develop in such a plot a new real estate undertaking.

On June 26, 2007, the Company and PISA subscribe a purchase-sale contract of shares, by which each company sold 5% of the shareholding to Israel Sutton Dabbah, in commission, equivalent to 31,491,932 shares of SOLARES.

Subsequently, Israel Sutton Dabbah, appointed University S.A. as principal.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 40:	(Continued)

Subsequent to such operation and as of closing of the current period, the Company owns 90% of SOLARES represented by 283,427,390 common nominative non-endorsable shares.

NOTE 41:	CREATION AND PURCHASE OF COMPANIES SHARES

FINANCEL COMMUNICATIONS S.A.

On August 29, 2007, the Company incorporated a new company under the name of FINANCEL COMMUNICATIONS S.A. (Financel) which capital stock is subscribed 80% by IRSA and 20% by Prisma Investments S.A.

The object of the newly incorporated company is to create innovative solutions for collections and payments in the country through the use of cell phones.

Financel, together with CTI Móvil and Tarjeta Shopping have created “COMPRA MOVIL”, the first cell phone purchase system in Argentina, by which CTI clients through their cells, in a very quick and secure manner, are able to extend their options and make payments in the purchase process.

To the date of these unaudited financial statements, Financel has not yet started the operation referred to above.

QUALITY INVEST S.A.

On August 31, 2007, the Company constituted Quality Invest S.A. which capital stock has been 95% subscribed by IRSA and 5% by Palermo Invest S.A.

The purpose of the Company is to contribute, associate or invest capitals in individuals or companies to be applied to any class and kind of operations, as well as to the purchase, sale of securities, shares, debentures and any other type of bearer securities and bonds in any of the established or to be established systems or modalities, with the exception of any activities comprised in the Financial Entities legislation and any other that would require public bidding.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 41:	(Continued)

E-COMMERCE LATINA S.A.

On November 6, 2007, Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) sold to the Company and to Patagonian Investment S.A. 90% and 10%, respectively of the total shareholding of E-Commerce Latina S.A. for Ps. 3,146 and Ps. 350, respectively.

On the same date, both APSA and SAPSA acquired from E-Commerce Latina S.A. 80% and 10%, respectively, of the shareholding of Comercializadora Los Altos for Ps. 3,264 and Ps. 408 million, respectively.

On November 20, 2007, both APSA and SAPSA assigned to E-Commerce Latina S.A. the receivables registered with the Company and with Patagonian Investment S.A., respectively, originated on the shares sale of E-Commerce Latina S.A.. The maximum term for cancellation of the receivables is one year and they accrue a BAIBOR interest rate of 1 year + 2%.

NOTE 42:	EXERCISE OF OPTION

During August 2007, APSA exercised an option for the subscription of additional shares representing 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the Autonomous City of Buenos Aires.

This option is subject to the fulfilment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Commission for the Defence of Competitiveness, among other, which as of the date of these unaudited financial statements have not yet been complied with.

The price of the option was fixed in US$ 600 and it has been fully cancelled.

If the above-mentioned conditions are complied with, APSA will make a total investment of US$ 24,400.

This option has been accounted for in Non-Current Investments.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 43:	BARTER TRANSACTION AGREEMENT

On October 11, 2007, Alto Palermo S.A. (APSA) subscribed with Condominios del Alto S.A. an exchange contract in connection with an own building, plot G, located in the City of Rosario, Province of Santa Fe, Argentina.

As partial consideration for such exchange contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favour of APSA of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen(15) Garages, which represent and will further represent jointly 15% of the own covered square meters of garage units in the same building.

The parties have determined that the value of each undertaking is of US$ 1,100, which is included in Inventories.

As a complementary consideration in favour of APSA, Condominios del Alto S.A. will pay to APSA US$ 15. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favour of APSA on Plot G in the amount of US$ 1,100; (ii) established a security insurance of which APSA will be assigner of the insured amount of US$ 1,600; and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of US$ 800.

In addition, Alto Palermo S.A. granted to Condominios an acquisition option via exchange on parcel 2 h, which is in the boundary line to the transferred parcel, for 90 working days´ term as from having Condominios obtained the municipal permit for constructing the building on parcel 2 g.

As partial consideration for the exchange referred to above, Condominios del Alto S.A. bound itself to transfer to APSA the full property, possession and dominion of the following future buildings: (i) Twenty nine (29) functional housing units (apartments), which represent and will jointly represent 22 % of the own covered square meters of surface area of housing (apartments) of the building that Condominios del Alto S.A. will construct in parcel H; and (ii) Twenty nine (29) garages, which represent and will jointly represent 22% of the own square meters of surface area of garages of the same building.

The parties have determined the value of each one of their contributions in the amount US$ 2,100.

NOTE 44:	ACQUISITION OF THE CENTRO COMERCIAL GOODWILL

On December 28, 2007, Alto Palermo S.A. (APSA) signed a Partial Goodwill Transference Preliminary Purchase Contract with INCSA for acquiring one of the parts of the goodwill established by a Commercial Center where “Soleil Factory” currently develops activities. The transaction is being subject to certain conditions. The total price of the operation is US$ 20,700 of which US$ 8,100 were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as a financial advance for fixed assets purchase.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 44:	(Continued)

Once the definitive signature of the goodwill transference has taken place, the remaining amount of US$ 12,600 will accrue 5% annual interest plus VAT, such amount to be cancelled in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

Furthermore, Alto Palermo S.A. (APSA) signed an offering letter for acquiring, building and running a commercial centre in a real estate owned by INCSA located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is US$ 1,300, of which US$ 50 were paid on January 2, 2008.

NOTE 45:	ACQUISITON OF REAL ESTATE

During February 2008, Alto Palermo S.A. subscribed a preliminary sales contract for acquiring a building located at Beruti 3351/59, Autonomous City of Buenos Aires. The price operation was established in US$ 17,800, the amount of US$ 5,340 having been paid as advance payment to the date in which the respective preliminary sales contract is signed. The deed will be signed on June 24, 2008.

IRSA Inversiones y Representaciones

Sociedad Anónima

Unaudited Financial Statements

For the nine-month periods

beginning on July 1, 2007 and 2006 and

ended March 31, 2008 and 2007

IRSA Inversiones y Representaciones

Sociedad Anónima

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements as of March 31, 2008

compared with the same period of previous year.

Stated in thousands of Pesos

Fiscal year No. 65 beginning July 1st, 2007

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	February 12, 2008

Registration number with the Superintendence of Corporations:	3,315

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 11)
		In thousand of pesos
Type of share	Authorized for Public Offer of Shares (*)	Subscribed	Paid in
Common share, 1 vote each	578,676,460	578,676	578,676

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of March 31, 2008 and June 30, 2007

In thousand of pesos (Note 1)

	March 31, 2008	June 30, 2007
ASSETS
CURRENT ASSETS
Cash and banks (Note 2 and Exhibit G)	16,000	165,650
Investments (Exhibits C, D and G)	170,713	25,708
Mortgages and leases receivable, net (Note 3 and Exhibit G)	47,964	13,840
Other receivables and prepaid expenses (Note 4 and Exhibit G)	83,916	102,299
Inventories (Note 5)	48,801	20,470

Total Current Assets	367,394	327,967

NON-CURRENT ASSETS
Mortgages and leases receivable, net (Note 3 and Exhibit G)	299	1,328
Other receivables and prepaid expenses (Note 4 and Exhibit G)	104,052	104,032
Inventories (Note 5)	25,112	93,038
Investments (Exhibits C, D and G)	1,351,784	1,407,678
Fixed assets, net (Exhibit A)	651,122	548,192

Total Non-Current Assets	2,132,369	2,154,268

Total Assets	2,499,763	2,482,235

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	12,410	7,495
Mortgages payable (Note 6 and Exhibit G)	2,836	14,755
Customer advances (Exhibit G)	26,768	21,755
Short-term debt (Note 7 and Exhibit G)	18,729	116,692
Salaries and social security payable	1,970	3,195
Taxes payable (Exhibit G)	8,284	16,940
Other liabilities (Note 8 and Exhibit G)	23,711	9,753

Total Current Liabilities	94,708	190,585

NON-CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	—	115
Customer advances	1,460	—
Long-term debt (Note 7 and Exhibit G)	477,634	626,960
Taxes payable	522	580
Other liabilities (Note 8 and Exhibit G)	33,257	17,281

Total Non-Current Liabilities	512,873	644,936

Total Liabilities	607,581	835,521

SHAREHOLDERS’ EQUITY (according to the corresponding statement)	1,892,182	1,646,714

Total Liabilities and Shareholders’ Equity	2,499,763	2,482,235

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Fernando Adrián Elsztain Titular Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

In thousand of pesos (Note 1)

	March 31, 2008	March 31, 2007
Revenues	235,618	70,853
Costs (Exhibit F)	(152,850)	(40,814)

Gross profit	82,768	30,039

Gain from recognition of inventories at net realizable value (Note 1.5.h.)	5,020	11,162
Selling expenses (Exhibit H)	(4,527)	(4,283)
Administrative expenses (Exhibit H)	(24,626)	(21,879)

Subtotal	(24,133)	(15,000)

Operating income	58,635	15,039

Financial results generated by assets:
Interest income	19,548	13,525
Exchange differences	7,054	369
Interest on discount by assets	290	(125)
Gain on financial operations	1,092	12,690

Subtotal	27,984	26,459

Financial results generated by liabilities:
Exchange differences	(16,635)	(1,389)
Interest on discount by liabilities	(745)	5
Financial expenses (Exhibit H)	(39,418)	(27,823)

Subtotal	(56,798)	(29,207)

Financial results, net	(28,814)	(2,748)

Gain on equity investees (Note 10.c.)	10,028	112,225
Other expenses, net (Note 9)	(6,759)	(7,079)

Net income before tax	33,090	117,437
Income tax and MPIT (Note 1.5. m, 1.5. n. and 14)	(10,211)	(3,587)

Net income for the period	22,879	113,850

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Fernando Adrián Elsztain Titular Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholder’s Equity

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

In thousand of pesos (Note 1)

	Shareholders’ contributions				Reserved earnings
Caption	Common Stock (Note 11)	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve (Note 11)	Reserve for new projects	Retained earnings	Total as of March 31, 2008	Total as of March 31, 2007
Balances as of beginning of year	464,969	274,387	684,241	1,423,597	24,276	91,744	107,097	1,646,714	1,485,766
Capital increase	113,707	—	108,882	222,589	—	—	—	222,589	33,768
Profit distribution in accordance to Ordinary Shareholders Meeting held on October 10, 2007	—	—	—	—	5,355	101,742	(107,097)	—	—
Net income for the period	—	—	—	—	—	—	22,879	22,879	113,850

Balances as of March 31, 2008	578,676	274,387	793,123	1,646,186	29,631	193,486	22,879	1,892,182	—

Balances as of March 31, 2007	453,557	274,387	675,570	1,403,514	24,276	91,744	113,850	—	1,633,384

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Fernando Adrián Elsztain Titular Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

In thousand of pesos (Note 1)

	March 31, 2008	March 31, 2007
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of year	172,205	36,572
Cash and cash equivalents as of the end of period	181,167	193,445

Net Increase in cash and cash equivalents	8,962	156,873

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	22,879	113,850
Plus income tax accrued for the period	10,211	3,587
Adjustments to reconcile net income to cash flows from operating activities:
• Equity gain on equity investees	(10,028)	(112,225)
• Gain from valuation of inventories at net realizable value	(5,020)	(11,162)
• Allowances and reserves	9,383	3,999
• Amortization and depreciation	18,034	5,462
• Sundry provisions	—	3,076
• Gain on disposal of rental properties	(18,603)	—
• Financial results	946	(19,709)
Changes in operating assets and operating liabilities:
• Decrease in current investments	21,462	10,616
• Decrease (Increase) in other receivables	5,736	(16,540)
• Decrease in inventory	2,807	33,222
• Proceeds from sale of rental properties	108,899	—
• Decrease in taxes payable, social security payable and customer advances	(13,263)	(7,757)
•(Decrease) Increase in accrued interest	(11,330)	8,397
• Increase in trade accounts payable	4,803	1,840
• Decrease (Increase) in mortgages and leases receivable	8,626	(2,273)
•(Decrease) Increase in other liabilities	(3,491)	521

Net cash provided by operating activities	152,051	14,904

CASH FLOWS FROM INVESTING ACTIVITIES:
• Purchase of shares Canteras Natal Crespo S.A.	—	(1,999)
• Purchase of shares of Alto Palermo S.A.	—	(6,201)
• Purchase of shares of Palermo Invest S.A.	—	(27,522)
• Incorporation of Patagonian Investments S.A.	—	(15)
• Increase from equity interest in subsidiary companies	(2,405)	(391)
• Loans granted to related parties	(6,399)	(31,861)
• Loans granted	—	(3,995)
• Purchase and improvements of undeveloped parcels of lands	—	(367)
• Proceeds from sale of rental properties	(202,793)	(258,619)
• Dividends collection	34,768	28,881

Net cash used in investing activities	(176,829)	(302,089)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase in loans with related parties	28,368	9,286
•(Payment) Increase of debt	(145,193)	431,705
• Cancellation of Ritelco S.A. joint	—	(4,791)
• Decrease of mortgages payable	(12,851)	(12,553)
• Issuance of common stock	163,416	20,411

Net cash provided by financing activities	33,740	444,058

NET INCREASE IN CASH AND CASH EQUIVALENTS	8,962	156,873

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Fernando Adrián Elsztain Titular Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

In thousand of pesos (Note 1)

	March 31, 2008	March 31, 2007
Supplemental cash flow information
• Interest paid	47,125	14,911
• Income tax paid	16,655	—

Non-cash activities:
• Decrease in long-term investment through a decrease of loans	52,098	—
• Increase in long-term investment through a decrease in other receivables	9,161	38,227
• Increase in other long-term investment through a decrease in other receivables	3,995	—
• Increase in long-term investments through an increase in debt	3,146	81,382
• Increase in long-term investments through an increase in other liabilities	—	—
• Conversion of Negotiable Obligations into common shares	59,174	13,357
• Decrease in Mortgages payable through a decrease in inventories	—	(3,632)
• Increase in other receivables through a decrease in long-term investments	—	3,303
• Increase in other receivables through a decrease in inventories	—	1,773
• Increase in fixed assets through a decrease in other receivables	—	12,161

Fernando Adrián Elsztain Titular Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

For the nine-months periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

In thousand of pesos

NOTE 1:	ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1. Preparation and presentation of unaudited financial statements

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

Unification of professional accounting standards

The National Securities Commission has issued General Resolutions No. 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD N° 93/2005. These standards are to the obligatorily applied for fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006.

The principal change that the application of these new standards has generated relates to the treatment of the adjustment for inflation in calculating the deferred tax which can be taken as a temporary difference, according to the Company’s criteria. At present the adjustment for inflation is considered as a permanent difference in the deferred income tax calculation. The Company in accordance with the new accounting standards has decided not to recognize the deferred liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of March 31, 2008 that the adoption of the new criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 159.3, which should be recorded in the income statement accounts of previous years for Ps. 193.9 (loss) and in the income statement accounts of the period for Ps. 34.6 (gain).

In accordance with the Company’s Management the potential effect that the new accounting standards would have in its subsidiary Banco Hipotecario S.A. would not be significant on the amount of the Company’s investment.

The above-mentioned liability would probably turn to the previous position according to the detail that follows:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.1. (Continued)

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in millions	8.9	8.9	8.8	132.7	159.3

1.2. Use of estimates

The preparation of financial statements requires the Company’s Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. The Company’s Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the impairment of long-lived assets, income taxes and contingencies. Actual results might differ from the estimates and assumptions made at the date of preparation of these unaudited financial statements.

1.3. Recognition of the effects of inflation

The unaudited financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the unaudited financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4. Comparative information

Balances items as of June 30, 2007 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended June 30, 2007.

Certain amounts of the financial statements for the nine-month period ended March 31, 2007 have been reclassified for comparative purposes with the figures of the current period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5. Valuation criteria

a. Cash and banks

Cash on hand has been valued at face value.

b. Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period/year-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the exchange rates in effect at the date of settlement of the operation.

c. Current investments

Current investments in debt securities and mutual funds were valued at their net realizable value.

d. Mortgages and lease receivables and trade accounts payable

Mortgages and lease receivables and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e. Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate of return estimated at that time.

f. Other receivables and payables

Sundry current assets and liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period/year.

Sundry receivables and payables (value added tax, deposits in guarantee, and accounts receivable in trust) disclosed under other current and other non-current receivables and payables, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the National Securities Commission, deferred tax assets and liabilities and Minimum Presumed Income Tax (MPIT) have not been discounted.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5. (Continued)

f. (Continued)

Liabilities in kind:

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received. The Company estimates that this value does not exceed the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor.

g. Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h. Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated market value, whichever is lower. As of June 30, 2006 the Company maintained allowances for impairment of certain inventories for those which market value is lower than cost (See Exhibit E). Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. During the year ended June 30, 2007 there were no items charged to assets.

During the nine-month period ended March 31, 2008 interest costs were capitalized.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value. Profits arising from such valuation are shown in the “Gain from recognition of inventories at net realizable value” caption of the unaudited Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5. (Continued)

h. (Continued)

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

Credits in kind:

The Company has credits in kinds related to rights on the construction of certain units. The units relating to the buildings called “Terreno Caballito” and “Dique III” have been valued according to the accounting measuring standards corresponding to inventories receivables and there have been disclosed under “Inventories”.

i. Non-current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the period/year.

•	Investments in subsidiaries and afiliated companies:

Investments in subsidiaries and afiliated companies detailed in Exhibit C, have been valued by using the equity method of accounting based on the unaudited financial statements at March 31, 2008 issued by them. The accounting standards used by the subsidiaries to prepare their unaudited financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their unaudited financial statements are those currently in effect.

The unaudited Financial Statements of Banco Hipotecario S.A. and Banco de Crédito y Securitizatión S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the unaudited financial statements to the professional accounting standards have been considered.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and afiliated companies assignable to the assets acquired, and goodwill related to the subsidiary Alto Palermo S.A., Palermo

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5. (Continued)

i. (Continued)

Invest S.A., Pereiraola S.A.I.C.I.F.y A., Hoteles Argentinos S.A., Rummaala S.A. and the related company, Banco Hipotecario S.A.

The Company has an important investment in Banco Hipotecario S.A. This investment is valued according to the equity method due to the significant influence of the economic group on the decisions of Banco Hipotecario S.A. and to the intention of keeping said investment on a permanent basis.

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

Corporations purchased by the Company were recorded in line with the “acquisition method” set forth in Technical Resolution No. 18. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. The Company identified the assets and liabilities acquired, including intangible assets like: leasing contracts acquired in higher or lesser conditions to market conditions, costs included in entering into current lease contracts (the last being the market cost that the Company avoids paying for acquiring leasing contracts in operation) and intangible value of relations with customers. The process of identification and the determination of the price paid is a matter that requires complex judgments and significant estimates.

The Company used the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land and the building acquired. The amounts assigned to all the other assets and liabilities were based on independent valuations or in the Company´s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it were empty.

Under the terms of Technical Resolution No. 21, taking into account that the market value of the tangible and intangible assets and liabilities identified exceed the price paid, the intangible assets acquired were not recognized as the would give rise to an increase of the negative goodwill at the time of purchase.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5. (Continued)

i. (Continued)

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower. The Company maintains allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost. (See Exhibit E).

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of the period/year.

j. Fixed assets, net

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

•	Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period/year. The Company capitalizes accrued interest costs associated with long-term construction projects. During the period ended March 31, 2008, interest costs for Ps. 65 were capitalized in the building known as “DIQUE IV”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5. (Continued)

j. (Continued)

During the current period the Company acquired the building known as ”Museo Renault” which was valued at its acquisition cost. At the date of these financial statements, the Company is in the process of analysis of current value of this asset as to identify possible greater values or negative goodwill as specified in RT 21.

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of each asset. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the unaudited statement of income.

•	Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period/year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5. (Continued)

k. Deferred financing cost

Expenses incurred in connection with the issuance of Negotiable Obligations and proceeds of loans are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the unaudited statements of income as a greater financing expense.

l. Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

m. Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 14).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

n. Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each period/year will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

At March 31, 2008, the Company has estimated the MPIT, recognizing under “Other receivables” the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensing the remaining balance.

o. Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgages, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5. (Continued)

o. (Continued)

probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the unaudited financial statements reflect that consideration.

For impairment of assets: the Company regularly asses its non-current assets for recoverability whenever there is an indication that the carrying amount of an asset may exceed its recoverable value.

In such cases, the Company has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the period ended March 31, 2008 and during the fiscal year ended June 30, 2007 are detailed in Exhibit E.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company’s future results of operations and financial condition or liquidity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5. (Continued)

o. (Continued)

At the date of issuance of these unaudited financial statements, Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

p. Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

q. Results for the period

The results for the period are shown as follows:

Amounts included in unaudited Income Statement are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution No. 21.

r. Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred. Advertising and promotion expenses were approximately Ps. 303 and Ps. 780 for the periods ended March 31, 2008 and 2007, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5. (Continued)

s. Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

t. Derivative financial instruments

The Company has entered into an interest rate swap agreement in order to hedge the risks of fluctuation in interest rates related to its financial debt which accrues interest at variable rate.

u. Revenue recognition

u.1. Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	the sale has been consummated.

•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	the Company’s receivable is not subject to future subordination.

•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2. Leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5. (Continued)

v. Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

w. Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

x. Vacation expenses

Vacation expenses are fully accrued in the period in which the employee renders services in order to be able to take such vacation.

NOTE 2:	CASH AND BANKS

The breakdown for this item is as follows:

	March 31, 2008	June 30, 2007
Cash in local currency	38	41
Cash in foreign currency (Exhibit G)	37	23
Banks in local currency	1,200	108,082
Banks in foreign currency (Exhibit G)	14,042	57,425
Checks to be deposited	683	79

	16,000	165,650

NOTE 3:	MORTGAGES AND LEASES RECEIVABLE, NET

The breakdown for this item is as follows:

	March 31, 2008		June 30, 2007
	Current	Non- Current	Current	Non- current
Mortgages and leases receivable	35,686	299	7,792	399
Related parties (Note 10.a.)	11,667	—	5,324	929
Debtors under legal proceedings and past due debts	1,132	—	1,055	—
Less:
Allowance for doubtful accounts (Exhibit E)	(521)	—	(331)	—

	47,964	299	13,840	1,328

Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 4:	OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	March 31, 2008		June 30, 2007
	Current	Non- Current	Current	Non- current
Related parties (Note 10.a.)	73,432	67,366	74,591	64,755
Value added tax	1,856	—	8,212	9,975
Prepaid expenses	5,546	—	1,232	—
Guarantee of defaulted credits (2)	974	3,330	785	3,096
Loans granted (1)	418	—	4,290	—
Deferred income tax (Note 14)	—	28,816	—	8,951
MPIT (Note 1.5.n.)	—	4,234	11,664	17,241
Trust accounts receivable	—	361	—	361
Present value	—	(175)	—	(465)
Expenses to be re-bill for expenses	—	—	446	—
Other	1,690	120	1,079	118

	83,916	104,052	102,299	104,032

(1)	As of June 30, 2007 includes a loan granted by the Company for Ps. 3,995 to the shareholders of Baicom Networks S.A. (“Baicom”). At the same time the Company signed a purchase option with the shareholders of Baicom due on December 4, 2007 for Ps. 3,995 which represented 50% of Baicom shares. As of March 31, 2008 the Company exercised the option referred to above establishing October 30, 2008 as execution date. The amount of the option is included in long-term investments.
(2)	See Note 16 to the unaudited consolidated financial statements.

NOTE 5:	INVENTORIES

The breakdown for this item is as follows:

	March 31, 2008		June 30, 2007
	Current	Non- Current	Current	Non- current
Credit from Barter transaction of “Dique III 1c) (1) (Note 17)	44,490	—	13,068	26,800
San Martin de Tours	1,913	—	3,929	—
Dock 13	1,595	—	1,595	—
Abril	314	2,449	712	1,767
Torres Jardín	231	—	472	—
Other inventories	124	—	79	—
Minetti D	58	—	72	—
V. Celina	43	—	43	—
Edificios Cruceros	20	—	487	—
Dorrego 1916	13	—	13	—
Credit from barter of Caballito plots of land (1)	—	22,663	—	22,663
Credit from barter transaction of “Dique III 1e) (1) (Note 17)	—	—	—	41,808

	48,801	25,112	20,470	93,038

(1)	Secured by first degree mortgage in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 6:	MORTGAGES PAYABLE

The breakdown for this item is as follows:

	March 31, 2008		June 30, 2007
	Current	Non- Current	Current	Non- current
Mortgage payable - Bouchard 710 (Note 12) (1)	2,836	—	14,755	—

	2,836	—	14,755	—

(1)	On July 1, 2005 the Company paid the first installment of the mortgage for the purchase of the Bouchard 710 Building for US$ 442. Also on July 26, 2005 the Company modified one of the contract clauses of such mortgage, by which a partial anticipated cancellation of US$ 3,203 was made and agreed to pay the remaining price balance of US$ 13,625 in 34 equal, monthly and consecutive installments of US$ 452 each (interest according to the French system were included with an annual rate of 8.5%). As of March 31, 2008 the Company has cancelled 32 principal installments for an amount of US$ 12,730, being the balance of principal US$ 895.

NOTE 7:	SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	March 31, 2008		June 30, 2007
	Current	Non- Current	Current	Non- Current
Negotiable Obligations - 2017 (4)	5,891	468,130	7,539	463,950
Debt related to purchase of subsidiaries (5)	12,838	9,504	11,685	70,655
Negotiable Obligations – 2009 principal amount (2)	—	—	23,785	57,191
Bank loans – 2009 (1)	—	—	14,636	35,164
Unsecured Convertible Negotiable Obligations - 2007 (3)	—	—	59,047	—

	18,729	477,634	116,692	626,960

(1)	Corresponded to an unsecured loan for a total amount of US$ 51 million, which fell due in November, 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. In July, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In March, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Additionally, the Company settled eleven installments amounting to US$ 8.1 million. On October 29, 2007 the Company fully cancelled the balance of this loan by paying US$ 14.9 million of principal.
(2)	Corresponded to Negotiable Obligations secured by certain of the Company’s assets for US$ 37.4 million, which matured in November, 2009 with partial periodic amortization. The Company settled eleven installments amounting to US$ 13.1 million. On October 29, 2007, the Company fully cancelled the balance of these negotiable bonds by paying US$ 24.3 of principal.
(3)	According to Note 13, these amounts related to Convertible Negotiable Obligations (CNO) issued for a total amount of US$ 100 million. As of the end of the period the balance was fully cancelled. Part of Convertible Negotiable Obligations were held by shareholders and related parties. (See Note 10).
(4)	Corresponds to the Negotiable Obligations described in Note 21, in the amount of US$ 150 million that become due on February 2, 2017, accruing interest on a six-month basis at a fixed rate of 8.5% annual, net of issuance expenses in the amount of Ps. 8.5 million. Principal will be fully paid at maturity.

The terms and conditions of the loan require the Company to maintain certain ratios and financial conditions, as well as certain indebtedness ratios and levels.

(5)	See Notes 32 and 41 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 8:	OTHER LIABILITIES

The breakdown for this item is as follows:

	March 31, 2008		June 30, 2007
	Current	Non- Current	Current	Non- current
Related parties (Note 10.a.)	15,804	29,286	1,485	15,303
Condominium expenses	1,571	—	1,954	—
Directors’ fees provision (Note 10.a.) (1)	4,504	—	2,919	—
Administration and reserve funds	448	—	448	—
Provision for lawsuits (Exhibit E)	38	—	6	—
Directors’ guarantee deposits (Note 10.a.)	—	8	—	8
Guarantee deposits	760	3,922	2,255	2,014
Present value	—	(154)	—	(136)
Other	586	195	686	92

	23,711	33,257	9,753	17,281

(1)	As of March 31, 2008 and June 30, 2007, it is disclosed net of advances to Directors for Ps. 781 and Ps. 420, respectively.

NOTE 9:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	March 31, 2008	March 31, 2007
Other income:
Other	234	755

	234	755

Other expenses:
Tax on personal assets	(3,925)	(4,223)
Donations	(1,840)	(1,428)
Unrecoverable VAT	(1,027)	(1,645)
Lawsuits contingencies (Exhibit E)	(48)	(15)
Other	(153)	(523)

	(6,993)	(7,834)

Total other income and expenses, net	(6,759)	(7,079)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 10:	BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES

a.	The balances as of March 31, 2008 and June 30, 2007, with subsidiaries, shareholders, affiliated and related companies are as follows:

	March 31, 2008	June 30, 2007
Alto Palermo S.A. (APSA) (1)
Current mortgages and leases receivable	3,252	1,283
Other current receivables	13	41
Current investments	2,094	4,357
Non-current investments	100,547	98,166
Current accounts payable	3,293	2,846
Other current liabilities	20	26

Comercializadora Los Altos S.A. (1)
Current mortgages and leases receivable	48	66
Current accounts payable	—	5

Banco Hipotecario S.A. (3)
Other current receivables	—	11
Current investments	—	411

Banco de Crédito y Securitización S.A. (3)
Current mortgages and leases receivable	18	56

Consultores Assets Management S.A. (4)
Current mortgages and leases receivable	248	193
Other current receivables	—	44

Consorcio Libertador (4)
Current mortgages and leases receivable	125	82
Other current receivables	15	12
Current accounts payable	50	50
Other current liabilities	26	—

Cresud S.A.C.I.F. y A (2)
Current mortgages and leases receivable	459	389
Other current receivables	12	12
Current accounts payable	584	232
Non-Current accounts payable	—	41
Short-term debt -Convertible Negotiable Obligations	—	37,241

Canteras Natal Crespo S.A. (1)
Current mortgages and leases receivable	98	40
Other current receivables	487	549
Other non-current receivables	471	—
Current accounts payable	—	1

ECIPSA Holding S.A. (4)
Current mortgages and leases receivable	14	3
Current accounts payable	22	—

Fibesa S.A. (1)
Current mortgages and leases receivable	5	—
Other current receivables	—	4
Current accounts payable	—	1

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 10:	(Continued)

a) (Continued)

	March 31, 2008	June 30, 2007
Fundación IRSA (4)
Current mortgages and leases receivable	15	14
Other current receivables	1	—

Hoteles Argentinos S.A. (1)
Current mortgages and leases receivable	1,940	1,817
Non-current mortgages and leases receivables	—	929
Other current liabilities	636	620

Inversora Bolívar S.A. (1)
Current mortgages and leases receivable	1,961	987
Other current receivables	7,549	20,777
Other non-current receivables	61,206	61,206
Current accounts payable	653	446
Other current liabilities	18	—

Llao-Llao Resorts S.A. (1)
Current mortgages and leases receivable	448	261
Other current receivables	29,201	17,460
Other non-current receivables	5,689	3,486
Other non-current liabilities	5	—
Other current liabilities	18	—

Nuevas Fronteras S.A. (1)
Current accounts payable	—	6

Advances to employees (4)
Managers, Directors and other Staff of the Company – Current	—	112
Managers, Directors and other Staff of the Company – Non-current	—	63
Other current receivables	166	—
Current accounts payable	28	28

Ritelco S.A. (1)
Other current receivables	—	1,827
Other current liabilities	15,086	801
Other non-current liabilities	29,281	15,303
Short-term debt	—	1,801

Tarshop S.A. (1)
Current mortgages and leases receivable	83	—

Estudio Zang, Bergel & Viñes (4)
Other current receivables	10	13
Current accounts payable	69	95

Directors (4)
Other current receivables	49	40
Other current liabilities	4,504	2,919
Other non-current liabilities	8	8

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 10:	(Continued)

a) (Continued)

	March 31, 2008	June 30, 2007
Patagonian Investment S.A.(1)
Current mortgages and leases receivable	—	68
Other current receivables	—	3,473

Emprendimiento Recoleta S.A. (1)
Current accounts payable	—	1

E-commerce Latina S.A. (1)
Current mortgages and leases receivable	1	—
Other current receivables	2	—

Shopping Alto Palermo S.A. (1)
Current accounts payable	—	2

Rummaala S.A. (1)
Current mortgages and leases receivable	612	15
Other current receivables	5	2,544

Museo de los niños (4)
Current mortgages and leases receivable	21	21

CYRSA S.A. (1)
Current mortgages and leases receivable	2,087	29
Other current receivables	6	836
Current accounts payable	626	—
Other current liabilities	—	38

Sutton (4)
Other current receivables	28,464	13,329

Palermo Invest S.A. (1)
Other current receivables	5,179	13,507

Puerto Retiro S.A.C.I. y N. (3)
Current mortgages and leases receivable	47	—

Solares de Santa María (1)
Current mortgages and leases receivable	185	—
Other current receivables	2,012	—

Panamerican Mall S.A. (1)
Other current receivables	261	—

(1)	Subsidiary (direct or indirect)
(2)	Shareholder
(3)	Affiliated (direct or indirect)
(4)	Related party

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 10:	(Continued)

b.	Results on subsidiary, shareholder, affiliated and related parties during the nine-month periods ended March 31, 2008 and 2007 are as follows:

	Year	Sales and service fees	Leases earned	Holding results	Cost of services	Leases Lost	Interest Earned	Fees	Donations	Interest Lost
Related companies
Palermo Invest S.A. (1)	2008	—	—	—	—	—	442	—	—	—
	2007	—	—	—	—	—	—	—	—	—
Inversora Bolivar S.A. (1)	2008	1,146	—	—	—	(243)	6,102	—	—	—
	2007	639	—	—	(88)	(196)	—	—	—	(254)
Abril S.A. (1)	2008	—	—	—	—	—	—	—	—	—
	2007	11	—	—	—	—	—	—	—	—
Alto Palermo S.A. (APSA) (1)	2008	—	—	—	(15)	—	7,527	—	—	—
	2007	22	—	—	464	—	7,356	—	—	—
Banco Hipotecario S.A. (3)	2008	—	—	—	—	—	—	—	—	—
	2007	—	—	12	—	—	—	—	—	—
Canteras Natal Crespo S.A. (5)	2008	72	—	—	—	—	63	—	—	—
	2007	32	—	—	—	—	20	—	—	—
Cresud S.A.C.I.F. y A. (2)	2008	—	—	—	(13)	—	—	—	—	—
	2007	22	—	—	98	—	—	—	—	(720)
Dolphin Fund PLC (4)	2008	—	—	—	—	—	—	—	—	—
	2007	—	—	7,433	—	—	—	—	—	—
Fundación IRSA (4)	2008	—	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—	(56)	—
Hoteles Argentinos S.A. (1)	2008	—	—	—	—	—	214	—	—	—
	2007	—	—	—	—	—	231	—	—	—
Llao Llao Resorts S.A. (1)	2008	—	99	—	—	—	2,318	—	—	—
	2007	341	48	—	—	—	725	—	—	—
E-Commerce S.A. (1)	2008	—	—	—	—	—	—	—	—	(188)
	2007	—	—	—	—	—	—	—	—	—
Rummaala S.A. (1)	2008	—	—	—	—	—	81	—	—	—
	2007	—	—	—	—	—	—	59	—	—
Ritelco S.A. (1)	2008	—	—	—	—	—	66	—	—	(1,290)
	2007	—	—	—	—	—	—	—	—	(587)
Patagonian Investment S.A. (1)	2008	—	—	—	—	—	116	—	—	—
	2007	—	—	—	—	—	333	—	—	—
Tarshop S.A. (1)	2008	56	1,058	—	—	—	—	—	—	—
	2007	17	292	—	—	—	—	—	—	—
Advances to employees (4)	2008	—	—	—	—	—	10	—	—	—
	2007	—	—	—	—	—	6	—	—	—
Estudio Zang, Bergel & Viñes (4)	2008	—	—	—	—	—	—	(783)	—	—
	2007	—	—	—	—	—	—	(554)	—	—
Directors (4)	2008	—	—	—	—	—	—	(5,236)	—	—
	2007	—	—	—	—	—	—	(3,076)	—	—
CYRSA (5)	2008	—	315	—	—	—	6	—	—	—
	2007	—	—	—	—	—	—	—	—	—
Nuevas Fronteras S.A. (1)	2008	—	—	—	—	(2)	—	—	—	—
	2007	—	—	—	—	—	3	—	—	—
Solares Santa Maria (1)	2008	—	—	—	—	—	49	—	—	—
	2007	—	—	—	—	—	—	—	—	—
Sutton (2)	2008	—	—	—	—	—	565	—	—	—
	2007	—	—	—	—	—	—	—	—	—
Consorcio Libertador S.A. (4)	2008	95	7	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—	—	—

Total 2008		1,369	1,479	—	(28)	(245)	17,559	(6,019)	—	(1,478)

Total 2007		1,084	340	7,445	474	(196)	8,674	(3,571)	(56)	(1,561)

(1)	Subsidiary (direct or indirect)
(2)	Shareholder / Subsidiary’s shareholder
(3)	Affiliated (direct or indirect)
(4)	Related party
(5)	Direct or indirectly joint control

Other related party transactions. See Notes 18 and 37 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 10:	(Continued)

c.	The composition of equity (loss) gain from related companies is as follows:

	Loss	Income
	March 31, 2008	March 31, 2007
Gain on equity investments	9,472	109,591
Amortization of goodwill and lower/higher values/purchase expenses	556	2,634

	10,028	112,225

NOTE 11:	COMMON STOCK

a. Common stock

As of March 31, 2008, common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders’ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders’ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders’ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders’ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders’ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors’ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors’ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors’ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors’ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors’ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors’ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors’ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors’ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors’ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors’ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors’ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors’ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors’ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors’ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors’ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors’ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors’ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors’ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors’ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors’ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors’ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors’ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors’ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5,180	Board of Directors’ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors’ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors’ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors’ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors’ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors’ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors’ Meeting (1)	09.30.2007	11.30.2007
Shares issued for cash	53,702	Board of Directors’ Meeting (2)	09.30.2007	11.30.2007
Shares issued for cash	1,473	Board of Directors’ Meeting (1)	12.31.2007	03.12.2008
Shares issued for cash	25,423	Board of Directors’ Meeting (2)	12.31.2007	03.12.2008

	578,676

(1)	Conversion of negotiable obligations and exercised of warrants. See Note 13.
(2)	Exercise of options mentioned in Note 13.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 11:	(Continued)

b. Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year, calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

NOTE 12:	RESTRICTED ASSETS

The Company has a first degree mortgage on the property identified as “Bouchard 710” amounting to US$ 17,250, as guarantee of the amount owed for the purchase of the referred building which matures on May 26, 2008. (See Note 6)

NOTE 13:	NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On November 21, 2002, the Company issued Negotiable Obligations Convertible into Common Shares for a nominal value of US$ 100,000, falling due in the year 2007, bearing interest at an annual rate of 8%, payable semi-annually in arrears and which, at the time of their conversion, provide the right to subscribe 100,000,000 common shares (warrants).

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Obligations and the exercise price of the warrants in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Obligations fell from US$ 0.5571 to US$ 0.54505 and the exercise price of the warrants dropped from US$ 0.6686 to US$ 0.6541. Said adjustment came into force as from December 20, 2002.

The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.8347 shares (0.1835 GDS) and has an option to purchase the same number of shares at the exercise price set for the warrant.

Convertible Negotiable Obligations and options matured on November 14, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 13:	(Continued)

Convertible negotiable obligations were underwritten in full and were paid in cash and the proceeds used to restructure or partially settle the Company’s financial debt at the time of such subscription.

As of November 14, 2007, the Negotiable Obligations have been fully paid and warrants have been exercised as indicated as follows:

	Outstanding Convertible Negotiable Obligations (N.V. US$)	Common stock (outstanding shares)	Funds received for exercised warrants, in dollars
As of the date of issue of the Convertible Negotiable Obligations	100,000,000	211,999,273	—
Post conversion (NOV - 14 - 2007)	—	578,676,460	119,894,454

As of June 30, 2007, the Company had Negotiable Obligations for US$ 18,904,946 and warrants outstanding for US$ 43,226,409.

During the nine-month period ended on March 31, 2008, Negotiable Obligations amounting to 18,847,289 were converted (generating an increase in common stock of 34,582,162) and US$ 58 were paid in Negotiable Obligations. Consequently, all the Negotiable Obligations issued were fully cancelled.

During the nine-month period ended March 31, 2008, the amount of 43,123,215 warrants were exercised. Therefore, there was an increase in common stock of 79,125,142 and incoming funds for US$ 51,756.

As a consequence of the cancellation of the Convertible Negotiable Obligations debt, the Company’s common stock has been set in Ps. 578,676 representing 578,676,460 common non-endorsable shares, nominal value Ps. 1 each and one vote each.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 14:	INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period	Balances at period-end
Non-current deferred assets and liabilities
Cash and Banks	(583)	637	54
Investments	20,188	(1,060)	19,128
Mortgages and leases receivable	229	(61)	168
Other receivables and prepaid expenses	(58,439)	95	(58,344)
Inventories	24,730	(18,480)	6,250
Fixed assets, net	2,901	(253)	2,648
Allowances and reserves	(2)	(12)	(14)
Short and long-term debt	2,971	(242)	2,729
Salaries and social security payable	—	(18)	(18)
Other liabilities	(946)	(362)	(1,308)
Tax loss carryfowards	—	(109)	(109)

Total non-current	(8,951)	(19,865)	(28,816)

Total net deferred assets	(8,951)	(19,865)	(28,816)

Net assets at the end of the period derived from the information included in the above table amount to Ps. 28,816.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the periods March 31, 2008 and 2007, respectively:

Items	March 31, 2008	March 31, 2007
Net income for the period (before income tax)	33,090	117,437
Current income tax rate	35%	35%

Net income for the period at the tax rate	11,582	41,103
Permanent differences at the tax rate:
- Restatement into constant currency	1,140	1,750
- Donations	149	499
- Loss on equity in investees	(3,510)	(39,279)
- Loss on sales of equity investees	(198)	—
- Holding results on Participation Certificates (Trust)	(112)	(308)
- Tax on personal assets	1,374	1,478
- Tax statement difference	(214)	—
- Allowance on deferred assets	—	(5,243)

- Income tax and deferred tax charge for the period	10,211	—

- MPIT charge for the period	—	—

Total income tax and MPIT charged	10,211	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 15:	ADCQUISITION OF THE DOCK DEL PLATA BUILDING

On June 2, 2005 a contract called “Credit Default Swap” was entered into with Credit Suisse International (“CSI”, formerly Credit Suisse First Boston) by which the Company is committed to acquire in specific circumstances for US$ 10.0 million, a loan with a mortgage guarantee on an office building in the Buenos Aires City. This loan has a nominal value of US$ 12,812, such entity being the creditor. To guarantee the fulfillment of said contract, the Company transferred as guaranty the amount of US$ 4.0 million.

This contract was rescinded on November 15, 2006 and the Company received from CSI the amount of US$ 4.0 million, which had been previously transferred as guarantee for such transaction. The Company recorded this amount to the partial payment of the purchase price that, added to the transference of US$ 4.8 million, completed the total price of US$ 8.8 million paid for the purchase of the office building covering 8,900 square meters of surface area called “Dock del Plata” in Puerto Madero, City of Buenos Aires. The title deed was signed on the same day. Through the payment of these amounts the mortgage on these units became extinguished and the Company acquired them free of mortgage.

NOTE 16:	SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A.

On June 15, 2007 the Company sold 26,410,150 shares of Banco Hipotecario S.A. to Inversora Bolivar S.A. in the price of Ps. 3.09 per share (market value) being the amount of the transaction Ps. 81,607.

Inversora Bolivar S.A. should cancel the transaction in four-year term with an annual interest rate of 11%.

As of March 31, 2008 the holding in Banco Hipotecario S.A. amounts to 75,000,000 shares.

NOTE 17:	DIQUE III: BARTER, OPTION CONTRACT AND PRELIMINARY SALE CONTRACT

On September 7, 2004, Buenos Aires Trade and Finance Center S.A. (at that time 100% subsidiary of the Company) and Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a commitment of barter and option contract whereby the Company (i) delivered DYPSA plot 1c) of Dique III in exchange for receiving, within a maximum term of 36 months, representing in the aggregate 28.50% of the housing unit area built in the building to be constructed by DYPSA and (ii) granted DYPSA an option to acquire plot 1e) of Dique III mentioned above through an exchange, within a maximum term of 548 days counted as from the signing of the deed of conveyance of plot 1c) and subject to the progress of work agreed between the parties. The value of the transaction was US$ 8,030 and US$ 10,800, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 17:	(Continued)

As a guaranty for the first transaction, DYPSA set up a first degree mortgage for US$ 8,030 on plot 1c).

In May 2006, DYPSA accepted the option to acquire on an exchange basis, parcel 1e), and on June 28, 2006 the transfer deed was signed in a value of US$ 13,530. As guarantee for this transaction, DYPSA furnished a first degree mortgage in the amount of US$ 10,800 on plot e). As consideration, DYPSA would forward in a maximum 36 months’ term housing units, trunk storage units and garages jointly representing 31.50% of the own square meters surface built of the second building.

On March 29, 2007, DYPSA transferred to the Company the possession of all of the individual storage spaces and parking lots in a total amount of US$ 487, corresponding to the barter for the plot 1c).

On May 18, 2005 Buenos Aires Trade and Finance Center S.A. signed the preliminary sales contract for the plot of parcel 1d), of Dique III. The amount of US$ 2,150 was delivered and DYPSA will pay the balance of US$ 6,350 at the time of signing the pertinent deed and subsequent transfer of property, scheduled originally for November 17, 2005.

On November 2, 2007, both the Company and DYPSA have jointly decided to replace the non-monetary valuable consideration referred to above of the e) plot with the payment of US$ 18,250, still being to be collected the amount of US$ 7,000 as of March 31, 2008. The credit in favor of the Company is disclosed in mortgages and leases receivable, net.

On April 18, 2008 the final deed on compliance of obligations was signed as well as the cancellation of the mortgage in favor of the Company; also, the total remaining balance of price was collected. As a result of the cancellation of the exchange a profit of US$ 4,720 was recorded.

NOTE 18:	CABALLITO PLOT OF LAND– BARTER CONTRACT

On May 4, 2006 Koad S.A. (Koad) and the Company entered into a barter agreement valued at US$ 7,500 by which the Company sold to Koad the plot of land number 36 of “Terrenos de Caballito” for Koad to build at its exclusive charge, expense and responsibility a building group called “Caballito Nuevo”. As consideration Koad paid the Company the amount of US$ 50 and the balance of US$ 7,450 will be cancelled by delivering 118 apartments and 55 parking units within the maximum term of 1,188 days. The final number of units to be received will depend of the effective date in which Koad will deliver the units, as there are different bonuses according to the date of the delivery.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 18:	(Continued)

Furthermore, Koad encumbered with privilege mortgage in first degree in favor of the Company the building subject to this transaction in the amount of US$ 7,450 and constituted an insurance for US$ 2,000 and is going to constitute another one for US$ 500 at the time the units are transferred.

As of December 31, 2007 the building was included in the Pre-apartments Regime and the complementary deed was signed. Such deed includes a detail of the units to be received by the Company.

NOTE 19:	PURCHASE OPTION OF REPUBLICA BUILDING

On December 22, 2006 the Company signed with Banco Comafi S.A., acting as trustee of “Fideicomiso República”, an irrevocable purchase and sale option contract for US$ 74,000 regarding a building located in the City of Buenos Aires (including the transfer of all the pertinent rental agreements effective at the date the option was signed), known as “Edificio Tucumán 1 – República”, recently acquired by the trustee in a public auction. The exercise of this option is subject to certain precedent conditions. At the moment of the title deed, 50% of the purchase price will be paid and the balance (the remaining 50%) will be paid in five annual, equal and consecutive installments at an annual, fixed annual interest rate of 8% payable biannually. The balance has been secured by a mortgage set up on the same building.

On April 28, 2008 the Company subscribed the purchase option for the building and the transfer deed was signed.

PRICE: it was fixed in the amount of US$ 70,277.

PAYMENT: it will be made in an only payment together with the transfer deed.

MODALITY: Part of the price was paid with a mortgage loan granted by Banco Macro in the understanding that this form of financing the sale will not imply increasing the costs that the Company had originally assumed. The referred loan is mortgaged under the following terms:

i.	Loan amount: (U$S 33,558);

ii.	Terms and payment: five (5) years, five (5) equal, annual and consecutive installments (first due date: April 28, 2009);

iii.	Repayment of capital: IRSA is entitled to unilaterally pre-cancel at any time, deducting the non-running interest and with no cost at all.

iv.	Interest: will accrue an interest of 12% annual nominal on the remaining amounts, calculated on running days taking a year of 365 days. Interest will be paid every six months as from the date of the deed and up to the total cancellation of the loan.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 19:	(Continued)

Taking the above acquisition into account, the Company’s leasing surface area has increased in approximately 19,890 square meters.

NOTE 20:	ACQUISITION OF THE BOUCHARD BUILDING

On December 28, 2006 the Company submitted in commission an offer to Banco Río de la Plata S.A. -the latter as trustee of “Fideicomiso Financiero Edificio La Nación”- to acquire a building located in Bouchard 551/557 in the City of Buenos Aires, covering 33,324 square meters of surface area, totally leased. The offer, which was accepted by the seller the same day of its presentation, consisted in the acquisition by the Company of the building and the transferring to the Company of all the lease contracts effective at the time of acquisition. The price offered by the Company was US$ 84,100 the amount of US$ 15,000 having been paid at the time of the offer. On March 15, 2007, the Company was granted the title deed and the possession of the premises and the price balance in the amount of US$ 69,100 was paid. After the title deed was granted, an inquiry was submitted to the National Commission on Defense of the Competition (CNDC) with regard to the need for reporting such transaction as economic concentration.

The CNDC resolution issued in connection with the referred inquiry was appealed at courts by the Company and at present the related decision is pending.

On January 9, 2008, the Company sold, assigned and transferred the undivided 29.85% of the BOUCHARD PLAZA building located at Bouchard 551 of the City of Buenos Aires known as “Edificio La Nación”, covering 9,946 square meters of surface area and 133 garages in the amount of US$ 34.4 million as well as the effective possession of such property to TECHINT COMPAÑÍA TÉCNICA INTERNACIONAL SOCIEDAD ANÓNIMA COMERCIAL E INDUSTRIAL (TECHINT).

Said operation generated a profit of Ps. 19.0 million. The lease contracts previously entered into with NORTEL NETWORKS DE ARGENTINA S.A. and with TECHINT were assigned together with the sale of the undivided 29.85% of the building.

On January 15, 2008, the Company and Techint filed a consulting opinion with the National Commission on Defense of the Competition concerning the need to report such operation as one of economic concentration

NOTE 21:	ISSUANCE OF NEGOTIABLE OBLIGATIONS

On February 2, 2007, the Company issued Negotiable Obligations for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Negotiable Obligations in a nominal value of up to US$ 200,000 authorized by

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos

NOTE 21:	(Continued)

the National Securities Commission by means of Resolutions 15,529 of December 7, 2006 and 15,537 of December 21, 2006. The issue was approved both by the Shareholders’ Meeting held on October 31, 2006 and by the Board of Directors’ Meeting of November 22, 2006. The Negotiable Bonds accrue an annual fixed interest rate of 8.5%, payable every six months on February 2 and August 2 starting August 2, 2007. Principal will be fully paid at maturity.

These bonds include an obligation that limits our capacity to pay dividends, which cannot exceed the amounts that follow:

•	50% of our consolidated accumulated profit and loss, net; or

•	75% of our consolidated accumulated profit and loss, net provided our consolidated coverage rate of interest for the four last consecutive quarters is at least 3.0 over 1; or

•	100% of our consolidated accumulated profit and loss, net provided our consolidated coverage rate of interest for the four last consecutive quarters is at least 4.0 over 1; or

•

100% of the total net in cash (with certain exceptions) and the fair market price of the goods, with the exception of the cash received either by us or by our restricted subsidiaries for (a) any contribution to our capital or to the capital of our restricted subsidiaries or the issue and sale of the qualified shares of our company or of our restricted subsidiaries subsequent to the issue of our negotiable bonds to be matured in 2017, or (b) the issue and subsequent sale of the issue of our negotiable bonds to be matured in 2017 or our indebtedness or the indebtedness of our restricted subsidiaries that has been changed in qualified shares of our company or exchanged for such shares.

For better information we recommend to see the issuance prospectus.

NOTE 22:	ACQUISITION OF 50% OF BANKBOSTON BUILDING

On August 27, 2007, the Company signed the transfer deed for the 50% of the building known as “Tower BankBoston” located at Carlos María Della Paolera N° 265, Autonomous City of Buenos Aires. This building, one of the most modern and well known office buildings in Buenos Aires, was designed by the world-wide renowned architect César Pelli and covers 31,670 square meters of surface area.

The Company paid for the acquisition of the 50% of this building for US$ 54,000.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the nine-month period beginning on July 1, 2007

and ended March 31, 2008

compared with the year ended June 30, 2007

In thousand of pesos

Exhibit A

					Depreciation
						For the period /year
Items	Value at beginning of year	Increases and Transfers	Deductions and Transfers	Value at period end	Accumulated at beginning of year	Increase, deductions and Transfers	Amount (1)	Accumulated at period end	Allowances for impairment (2)	Net carrying value as of March 31, 2008	Net carrying value as of June 30, 2007
Furniture and fixtures	1,675	25	(6)	1,694	1,611	—	38	1,649	—	45	64
Machinery, equipment and computer equipment	6,126	105	—	6,231	5,167	—	434	5,601	—	630	959
Leasehold improvements	6,737	420	—	7,157	6,260	—	205	6,465	—	692	477
Vehicles	130	—	—	130	78	—	20	98	—	32	52
Advances for fixed assets	—	131	—	131	—	—	—	—	—	131	—
Real Estate:
Av. de Mayo 595	7,339	—	—	7,339	2,148	—	176	2,324	(55)	4,960	5,134
Av. Madero 942	3,277	—	—	3,277	809	—	137	946	—	2,331	2,468
Bouchard 551	244,548	—	(83,891)	160,657	2,649	(2,272)	5,279	5,656	—	155,001	241,899
Bouchard 710	72,460	—	—	72,460	4,070	—	1,796	5,866	—	66,594	68,390
Constitución 1111	1,338	—	—	1,338	312	—	32	344	(239)	755	777
Constitución 1159	8,762	—	—	8,762	—	—	—	—	(6,712)	2,050	2,050
Costeros Dique IV	23,337	—	—	23,337	2,462	—	441	2,903	—	20,434	20,875
Dique 2 M10 (II) Building. A	21,184	—	—	21,184	2,713	—	412	3,125	—	18,059	18,471
Dock del Plata	26,944	—	—	26,944	750	—	844	1,594	—	25,350	26,194
Laminar Plaza	33,513	—	—	33,513	4,326	—	634	4,960	—	28,553	29,187
Libertador 498	51,152	—	—	51,152	10,091	—	1,071	11,162	—	39,990	41,061
Libertador 602	3,486	—	—	3,486	655	—	74	729	—	2,757	2,831
Stores Cruceros	293	—	—	293	8	—	6	14	—	279	285
Madero 1020	2,188	—	(1,214)	974	494	(312)	82	264	—	710	1,694
Maipú 1300	52,632	—	—	52,632	10,285	—	1,034	11,319	—	41,313	42,347
Museo Renault	—	10,614	—	10,614	—	—	38	38	—	10,576	—
Reconquista 823	24,756	8	—	24,764	5,663	—	492	6,155	—	18,609	19,093
Rivadavia 2768	334	—	—	334	39	—	19	58	—	276	295
Sarmiento 517	485	—	—	485	37	—	14	51	(337)	97	98
Suipacha 652	17,010	—	—	17,010	4,718	—	339	5,057	—	11,953	12,292
Torre Renoir I	1,520	—	—	1,520	5	—	18	23	—	1,497	1,515
Della Paolera 265	—	173,850	—	173,850	—	—	3,732	3,732	—	170,118	—
Works in progress Dique IV	9,684	17,646	—	27,330	—	—	—	—	—	27,330	9,684

Total as of March 31, 2008	620,910	202,799	(85,111)	738,598	65,350	(2,584)	17,367	80,133	(7,343)	651,122	—

Total as of June 30, 2007	347,937	283,486	(10,513)	620,910	51,946	103	13,301	65,350	(7,368)	—	548,192

(1)	The accounting application of the depreciation for the period is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the period amounting to Ps. 25 (Exhibit H).

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of March 31, 2008 and June 30, 2007

In thousand of pesos

Exhibit C

							Issuer’s information (1)
									Last unaudited financial statement
Issuer and types of securities	Class	P.V.	Amount	Listing value	Book value as of March 31, 2008	Book value as of June 30, 2007	Main activity	Legal address	Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity	(1) Interest in capital stock
Current Investment
Boden (2)	US$	0.001	600	0.0033	2	2
Cédulas Hipotecarias Argentina (2)	Ps.	0.001	300,602	0.00094	283	411

Total current investments as of March 31, 2008					285	—

Total current investments as of June 30, 2007					—	413

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of March 31, 2008 and June 30, 2007

In thousand of pesos

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at March 31, 2008	Book value at June 30, 2007	Issuer’s information (1)						Interest in Capital Stock (1)
						Main Activity	Legal Address	Last unaudited financial statement
								Date	Capital stock (par value)	Income (loss) for the period	Shareholders’ equity
Pereiraola S.A.I.C.I.F.y A.	Common 1 vote	0.001	1,501,168	1,321	1,357	Real estate and financing	Bolívar 108 floor 1, Buenos Aires	03.31.08	3,042	(151)	2,722	50.00%
	Irrevoc. Contrib.			40	20
	Higher Inv. Value			7,553	7,553

Palermo Invest S.A. (1) (6)	Common 1 vote	0.001	76,685,772	204,473	208,721	Investment	Bolívar 108 floor 1, Buenos Aires	03.31.08	78,251	(4,336)	208,645	98.00%
	Higher Inv. Value			46,659	48,676
	Purchase expenses			484	489
	Goodwill			(42,796)	(44,452)

Hoteles Argentinos S.A.	Common 1 vote	0.001	7,909,272	17,202	13,017	Hotel operations	Av. Córdoba 680, Buenos Aires	03.31.08	13,817	817	25,432	80.00%
	Irrevoc. Contrib.			3,144	3,531
	Higher Inv. Value			1,588	1,687
	Purchase expenses			39	41

Alto Palermo S.A. (2)	Common 1 vote	0.001	48,862,666	522,354	513,825	Real estate investments	Moreno 877 floor 22, Buenos Aires	03.31.08	78,206	69,392	837,578	62.48%
	Goodwill			(27,441)	(28,617)
	Higher Inv. value			5,911	6,177

Patagonian Investment S.A. (6)	Common 1 vote	0.001	229,000	3,402	62	Real estate investments	Florida 537 floor 18, Buenos Aires	03.31.08	3,782	(344)	3,507	97%
	Irrevoc. Contrib			—	35
	Purchase expenses			1	1

Llao – Llao Resort S.A.	Common 1 vote	0.001	14,247,506	15,564	14,139	Hotel operations	Florida 537 floor 18, Buenos Aires	03.31.08	28,495	2,850	31,129	50.00%
	Purchase expenses			178	187

Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500	5,551	5,181	Banking	Tte. Gral Perón 655, Buenos Aires	03.31.08	(4) 62,500	(4) 1,484	(4) 115,232	5.10%

Ritelco S.A.	Common 1 vote	0.001	66,970	202,095	224,658	Investments	Zabala 1422, Montevideo	03.31.08	66,970	(22,573)	229,669	100.00%
	Irrevoc. Contrib.			27,340	27,340

Banco Hipotecario S.A. (3)	Common 1 vote	0.001	75,000,000	85,418	91,989	Banking	Reconquista 151 floor 1, Buenos Aires	03.31.08	(4) 1,500,000	(4) 26,586	(4) 2,668,809	5.00%
	Goodwill			(2,151)	(2,255)

Canteras Natal Crespo S.A.	Common 1 vote	0.001	149,760	(248)	32	Extraction and sale of arids	Caseros 85, Office 33 Córdoba	03.31.08	300	(559)	(496)	50.00%
	Goodwill			4,842	4,842
	Purchase expenses			319	319

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of March 31, 2008 and June 30, 2007

In thousand of pesos

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at March 31, 2008	Book value at June 30, 2007	Insure’s information (1)						Interest in Capital Stock (1)
						Main Activity	Legal Address	Last unaudited financial statement
								Date	Capital stock (par value)	Income (loss) for the period	Shareholders equity
Inversora Bolivar S. A.	Common 1 vote	0.001	717,460	4,119	4,105	Acquisition, building and buying and selling of real estate	Bolívar 108 floor 1 Buenos Aires	03.31.08	44,048	(5,860)	241,022	1.84%

Quality Invest S.A. (8)	Common 1 vote	0.001	95,000	94	—	Real estate investments	Bolivar 108 floor 1 Buenos Aires	03.31.08	100	(1)	99	95.00%

E-Commerce Latina S.A. (8)	Common 1 vote	0.001	1,455,037	3,286	—	Direct or indirect interest in companies related to communication media	Florida 537 floor 18 Buenos Aries	03.31.08	1,617	51	3,651	90.00%

Rummaala S.A. (5)	Common 1 vote	0.001	4,314,719	3,960	33,795	Acquisition, building and buying and selling of real estate	Moreno 877 floor 21 Buenos Aires	03.31.08	43,147	(2,825)	39,599	10.00%
	Higher Inv. Value			—	39,728

CYRSA S.A. (5)	Common 1 vote	0.001	21,545,357	19,592	38	Real estate investments	Bolívar 108 floor 1 Buenos Aires	03.31.08	43,091	(3,880)	39,184	50.00%
	Purchase expenses			1	1

Solares de Santa María S.A. (7)	Common 1 vote	0.001	283,427,390	117,021	116,944	Real estate investments	Bolívar 108 floor 1 Buenos Aires	03.31.08	314,919	86	315,047	90.00%

Financel Communications S.A. (8)	Common 1 vote	0.001	240,000	123	—	Promotion and management electronic payments of goods and services	Bolívar 108 floor 1 Buenos Aires	03.31.08	300	(151)	159	80.00%

Total as of March 31, 2008				1,231,038	—

Total as of June 30, 2007				—	1,293,166

(1)	These holdings do not include the effects on the equity method for conversion of irrevocable contributions into shares.
(2)	Quotation price of APSA’s shares at March 31, 2008 is Ps. 12.00. Quotation price of APSA’s shares at June 30, 2007 is Ps. 14.5
(3)	Quotation price of Banco Hipotecario’s shares at March 31, 2008 is Ps. 1.68 (See Note 16 to the Unaudited Basic Financial Statements).

Quotation price of Banco Hipotecario’s shares at June 30, 2007 is Ps. 3.27

(4)	The amounts pertain to the unaudited financial statements of Banco Hipotecario S.A. and of Banco de Crédito y Securitización S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company investment, the necessary adjustments were considered in order to adjust the unaudited financial statements to generally accepted accounting principles.
(5)	See Note 39 to the Unaudited Consolidated Financial Statements.
(6)	See Note 32 to the Unaudited Consolidated Financial Statements.
(7)	Company incorporated in May, 2007 (See Note 40 to the Unaudited Consolidated Financial Statements).
(8)	Company incorporated in August, 2007 (See Note 41 to the Unaudited Consolidated Financial Statements).

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Unaudited Balance Sheets as of March 31, 2008 and June 30, 2007

In thousand of pesos

Exhibit D

Items	Value as of March 31, 2008	Value as of June 30, 2007
Current Investments
Mutual funds (1)	168,334	20,725
Convertible Note APSA 2014 – Accrued interest (2)	2,094	4,357
Other investments (2)	—	125
IRSA I Financial Trust Exchangeable Certificates (2)	—	88

Total current investments as of March 31, 2008	170,428	—

Total current investments as of June 30, 2007	—	25,295

Non-current investments
Caballito plots of land	9,223	9,223
Pilar	3,408	3,408
Torres Jardín IV (4)	3,010	3,010
Padilla 902 (3)	94	94

Subtotal undeveloped parcels of lands	15,735	15,735

Convertible Note APSA 2014 (5)	100,547	98,166
Advances for purchase of shares	3,995	—
IRSA I Trust Exchangeable Certificates	429	571
Art works	40	40

Subtotal others investments	105,011	98,777

Total non-current investments as of March 31, 2008	120,746	—

Total non-current investments as of June 30, 2007	—	114,512

(1)	Includes as of March 31, 2008, Ps. 3,167 corresponding to NCH Development Partner Fund not considered cash equivalent for purposes of presenting the unaudited statement of cash flows, and as of June 30, 2007, Ps. 3,085 corresponding to NCH Development Partner Fund, Ps. 1,749 corresponding to Goal Capital Plus Fund – Clase B—Banco Itau Fund, Ps. 3,056 corresponding to Premier Renta Plus – Banco Superville Fund, Ps. 6,280 corresponding to Delta Ahorro Pesos – Raymond James Argentina Fund, not considered cash equivalent for purposes of presenting the statements of cash flows.
(2)	Not considered as cash for statement of cash flows purposes.
(3)	Net of the allowance for impairment amounting to Ps. 266 (See comments in Note 1.5.i.).
(4)	Net of the allowance for impairment amounting to Ps. 20 (See comments in Note 1.5.i.).
(5)	See Note 22 to the Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the nine-month period beginning on July 1, 2007 and

ended March 31, 2008

compared with the year ended June 30, 2007

In thousand of pesos

Exhibit E

Items	Balances as of beginning of year	Increases	Decreases	Carrying value as of March 31, 2008	Carrying value as of June 30, 2007
Deducted from assets:
Allowance for Impairment of fixed assets (2)	7,368	—	(25)	7,343	7,368
Allowance for doubtful accounts (1)	331	190	—	521	331
Allowance for Impairment of undeveloped parcels of land	286	—	—	286	286

From liabilities:
Provision for lawsuits (3)	6	48	(16)	38	6

Total as of March 31, 2008	7,991	238	(41)	8,188	—

Total as of June 30, 2007	11,165	163	(3,337)	—	7,991

(1)	Increases are disclosed in Exhibit H.
(2)	Decreases correspond to allowance for impairment recovery of the period for Ps. 25 (disclosed in Exhibit H).
(3)	Increases are disclosed in Note 9.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

In thousand of pesos

Exhibit F

Items	March 31, 2008 Ps.	March 31, 2007 Ps.
I. Cost of sales
Stock as of beginning of year	113,508	134,805
Plus (less):
Purchases for the period	46	486
Expenses (Exhibit H)	700	570
Transfers to other receivables	—	(1,773)
Decrease in mortgages payable	—	(3,632)
Exchange differences	—	134
Less:
Stock as of end of the period	(73,913)	(107,505)

Subtotal	40,341	23,085

Plus:
Cost of sale of fixed assets	90,298	—
Cost of sale of Abril S.A.	—	75
Gain from valuation of inventories at net realizable value	5,020	11,196

Cost of sales	135,659	34,356

II. Cost of leases
Expenses (Exhibit H)	17,191	5,608

Cost of leases	17,191	5,608

III. Cost of services fees
Expenses (Exhibit H)	—	850

Cost of services fees	—	850

Total costs of sales, leases and services	152,850	40,814

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of March 31, 2008 and June 30, 2007

In thousand of pesos

Exhibit G

Items	Class	Amount	Prevailing exchange rate		Total as of March 31, 2008	Total as of June 30, 2007
Assets
Current Assets
Cash and banks
Cash	US$	5,247	0.003128	(1)	16	14
Cash	Euros	3,480	0.004945	(1)	17	6
Cash	Pounds	281	0.006213	(1)	2	2
Cash	Real	1,019	0.001780	(1)	2	1
Banks	US$	4,304,093	0.003128	(1)	13,463	27,876
Banks	Euros	117,076	0.004945	(1)	579	479
Banks	Yenes	—	—		—	29,070

Investments
Boden 2013	US$	514	0.003128	(1)	2	2
Mutual Funds	US$	27,904,659	0.003128	(1)	87,286	5,510
Accrued interest Convertible Note APSA 2014	US$	660,851	0.003168	(1)	2,094	4,357
Banco Ciudad de Bs. As. Bond	Euros	—			—	123
Accrued interest	Euros	—			—	2
Mortgages and leases receivable net
Mortgages receivable and leases	US$	8,202,711	0.003128	(1)	25,658	5,222
Related parties	US$	346,042	0.003168	(1)	1,096	1,967

Other receivables and prepaid expenses
Prepaid expenses	US$	2,609	0.003128	(1)	8	141
Related parties	US$	9,052,133	0.003168	(1)	28,677	32,121
Credit default SWAP	US$	311,291	0.003128	(1)	974	785
Other receivables and prepaid expenses	US$	5,136	0.003128	(1)	16	137

Total Current Assets					159,890	107,815

Non-Current Assets
Investments
Convertible Note APSA 2014	US$	31,738,262	0.003168	(1)	100,547	98,166
Mortgages and leases receivable:
Mortgages receivable and leases	US$	92,658	0.003128	(1)	290	168
Mortgages receivable and leases	Euros	1,875	0.004945	(1)	9	12
Related parties	US$	—	0,003128	(1)	—	929
Other receivables
Related parties	US$	1,795,893	0.003168	(1)	5,689	3,486
Credit default SWAP	US$	1,064,589	0.003128	(1)	3,330	3,096

Total Non-current Assets					109,865	105,857

Total Assets as of March 31, 2008					269,755	—

Total Assets as of June 30, 2007					—	213,672

Liabilities
Current Liabilities
Trade accounts payable	US$	248,738	0.003168	(1)	788	1,119
Trade accounts payable	Euros	13,316	0.005009	(1)	67	18
Mortgages payable	US$	895,151	0.003168	(1)	2,836	14,755
Customer advances	US$	7,827,001	0.003168	(1)	24,796	21,644
Short–term debt	US$	5,089,583	0.003168	(1)	16,124	109,964
Taxes payable	US$	—	—	(1)	—	1,218
Other liabilities
Related parties	US$	4,968,371	0.003168	(1)	15,740	1,485
Guarantee deposits	US$	196,216	0.003168	(1)	622	2,095
Others	US$	184,216	0.003168	(1)	584	380

Total Current Liabilities					61,557	152,678

Non-current Liabilities
Trade accounts payable	US$	—			—	115
Long–term debt	US$	153,000,000	0.003168	(1)	484,704	574,863
Other liabilities
Related parties	US$	9,242,590	0.003168	(1)	29,281	15,303
Guarantee deposits	US$	1,078,845	0.003168	(1)	3,418	1,930

Total Non-current Liabilities					517,403	592,211

Total Liabilities as of March 31, 2008					578,960	—

Total Liabilities as of June 30, 2007					—	744,889

(1)	Official selling and buying exchange rate as of March 31, 2008 (in thousands of pesos) in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

In thousand of pesos

Exhibit H

							Expenses
Items	Total as of March 31, 2008	Cost of leases	Cost of properties sold	Cost of services fees	Expenses	Recovered expenses	Administration	Selling	Financing	Total as of March 31, 2007
Interest and indexing adjustments	38,120	—	—	—	20	(20)	—	—	38,120	27,601
Depreciation and amortization	18,034	16,645	—	—	—	—	697	—	692	5,462
Salaries, bonus and social security charges	7,623	—	59	—	714	(714)	7,564	—	—	7,925
Fees and compensations for services	5,209	22	126	—	324	(324)	5,061	—	—	3,004
Directors fees	5,236	—	—	—	—	—	5,236	—	—	3,076
Bank expenses	2,891	—	—	—	94	(94)	2,891	—	—	4,010
Gross sales tax	3,351	—	—	—	11	(11)	—	3,351	—	2,360
Maintenance of buildings	1,053	427	475	—	2,282	(2,282)	151	—	—	1,638
Commissions and expenses from property sold	683	—	—	—	4	(4)	—	683	—	1,021
Travel expenses	570	—	—	—	3	(3)	570	—	—	466
Rents	544	—	—	—	491	(491)	544	—	—	274
Safety box and stock broking charges	320	—	—	—	—	—	320	—	—	403
Advertising and promotion	303	—	—	—	—	—	—	303	—	780
Traveling, transportation and stationery	324	—	—	—	8	(8)	324	—	—	193
Subscriptions and dues	159	—	—	—	122	(122)	159	—	—	128
Utilities and postage	142	—	6	—	2,479	(2,479)	136	—	—	18
Doubtful accounts	190	—	—	—	—	—	—	190	—	122
Taxes	211	97	34	—	746	(746)	80	—	—	7
Other expenses of personnel administration	260	—	—	—	47	(47)	260	—	—	275
Insurance	145	—	—	—	233	(233)	145	—	—	717
Courses	83	—	—	—	—	—	83	—	—	106
Security	—	—	—	—	1,829	(1,829)	—	—	—	6
Recovered expenses	—	—	—	—	—	—	—	—	—	—
Others	1,011	—	—	—	371	(371)	405	—	606	1,421

Total as of March 31, 2008	86,462	17,191	700	—	9,778	(9,778)	24,626	4,527	39,418	—

Total as of March 31, 2007	—	5,608	570	850	—	—	21,879	4,283	27,823	61,013

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of March 31, 2008 and June 30, 2007

In thousand of pesos

Exhibit I

		With maturity date												Interest
			To due											No accrued	Accrued
	Without term	Falling due	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due	Total with term	Total		Fixed rate	Variable rate
March 31, 2008
Assets
Investments	169,048	—	—	2,094	—	—	—	—	—	100,547	102,641	102,641	271,689	169,048	102,641	—
Receivables	34,737	23,691	94,722	7,182	3,566	970	4,140	5,666	61,194	363	177,801	201,494	236,231	92,601	135,681	7,949

Liabilities
Short and long-term debt	—	—	(72)	6,401	12,619	(219)	8,629	(875)	(875)	470,755	496,363	496,363	496,363	(991)	494,208	3,146
Other liabilities	2,764	107	32,966	10,060	29,109	930	3,254	31,173	420	435	108,347	108,454	111,218	65,378	3,434	42,406

June 30, 2007
Assets
Investments	21,710	—	4,569	—	—	—	—	—	—	98,166	102,735	102,735	124,445	26,279	98,166	—
Receivables	9,194	3,959	20,087	72,740	9,995	8,847	48,681	23,512	23,890	594	208,346	212,305	221,499	169,416	35,254	16,829

Liabilities
Short and long-term debt	—	—	20,352	77,664	9,338	9,338	65,306	45,607	—	516,047	743,652	743,652	743,652	69,346	631,191	43,115
Other liabilities	4,026	377	25,060	23,085	10,095	11,260	16,358	1,036	176	396	87,466	87,843	91,869	61,083	15,475	15,311

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2008

Stated in thousand of pesos

1.	None

2.	None

3.	Receivables and liabilities by maturity date

Concepts		Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)				Total
		03.31.2008	Current	06.30.2008	09.30.2008	12.31.2008	03.31.2009
Receivables	Mortgages and leases receivable	23,511	—	24,124	136	173	20	47,964
	Other receivables and prepaid expenses	180	1,749	70,598	7,046	3,393	950	83,916

	Total	23,691	1,749	94,722	7,182	3,566	970	131,880

Liabilities	Trade accounts payable	—	145	12,265	—	—	—	12,410
	Mortgages payable	—	—	2,836	—	—	—	2,836
	Customer advances	—	—	8,797	8,745	8,745	481	26,768
	Short and long-term debt	—	—	(72)	6,401	12,619	(219)	18,729
	Salaries and social security payable	—	—	545	1,235	—	190	1,970
	Taxes payable	—	—	7,664	19	581	20	8,284
	Other liabilities	107	2,663	859	61	19,783	238	23,711

	Total	107	2,808	32,894	16,461	41,728	710	94,708

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2008

Stated in thousand of pesos

3.	(Continued)

Concepts		Without term (Point 3.b.)	To be due (Point 3.c.)
		Non current	06.30.2009	09.30.2009	12.31.2009	03.31.2010	06.30.2010	09.30.2010	12.31.2010	03.31.2011	06.30.2011
Receivables	Mortgages and lease receivable	—	103	88	89	57	(7)	(6)	(5)	(5)	(3)
	Other receivables and prepaid expenses	32,988	—	631	—	3,172	—	—	5,689	—	61,206

	Total	32,988	103	719	89	3,229	(7)	(6)	5,684	(5)	61,203

Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	—	—
	Mortgages payable	—	—	—	—	—	—	—	—	—	—
	Customer advances	—	482	482	482	3	4	4	3	—	—
	Short and long-term debts	—	(218)	(219)	9,285	(219)	(219)	(219)	(219)	(218)	(219)
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—
	Taxes payable	—	20	21	21	21	22	22	23	24	24
	Other liabilities	(44)	268	460	276	718	29,701	180	722	468	23

	Total	(44)	552	744	10,064	523	29,508	(13)	529	274	(172)

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2008

Stated in thousand of pesos

3.	(Continued)

		To be due (Point 3.c.)									Total
Concepts		09.30.2011	12.31.2011	03.31.2012	06.30.2012	06.30.2013	06.30.2014	06.30.2015	06.30.2016	06.30.2017
Receivables	Mortgages and lease receivable	(4)	(3)	(2)	(3)	—	—	—	—	—	299
	Other receivables and prepaid expenses	—	—	—	—	—	5	361	—	—	104,052

	Total	(4)	(3)	(2)	(3)	—	5	361	—	—	104,351

Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	—	—
	Mortgages payable	—	—	—	—	—	—	—	—	—	—
	Customer advances	—	—	—	—	—	—	—	—	—	1,460
	Short and long-term debts	(219)	(219)	(218)	(875)	(875)	(875)	(875)	(875)	475,130	477,634
	Salaries and social security Payable	—	—	—	—	—	—	—	—	—	—
	Taxes payable	25	25	26	109	119	20	—	—	—	522
	Other liabilities	164	133	—	95	—	—	92	—	—	33,257

	Total	(30)	(61)	(192)	(671)	(756)	(855)	(783)	(875)	475,130	512,873

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2008

Stated in thousand of pesos

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

Concepts		Current			Non-current			Total in local currency	Total in foreign currency	Total
		Local Currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Mortgages and leases receivable	21,210	26,754	47,964	—	299	299	21,210	27,053	48,263
	Other receivables and prepaid expenses	54,241	29,675	83,916	95,033	9,019	104,052	149,274	38,694	187,968

	Total	75,451	56,429	131,880	95,033	9,318	104,351	170,484	65,747	236,231

Liabilities	Trade accounts payable	11,555	855	12,410	—	—	—	11,555	855	12,410
	Mortgages payable	—	2,836	2,836	—	—	—	—	2,836	2,836
	Customer advances	1,972	24,796	26,768	1,460	—	1,460	3,432	24,796	28,228
	Short and long-term debt	2,605	16,124	18,729	(7,070)	484,704	477,634	(4,465)	500,828	496,363
	Salaries and social security payable	1,970	—	1,970	477,634	—	477,634	479,604	—	479,604
	Taxes payable	8,284	—	8,284	522	—	522	8,806	—	8,806
	Other liabilities	6,765	16,946	23,711	558	32,699	33,257	7,323	49,645	56,968

	Total	33,151	61,557	94,708	473,104	517,403	990,507	506,255	578,960	1,085,215

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2008

Stated in thousand of pesos

4.b.	Breakdown of accounts receivables and liabilities by adjustment clause

Concepts		Current			Non-current			Total without adjustment clause	Total with adjustment clause	Total
		Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables	Mortgages and leases receivable	47,964	—	47,964	299	—	299	48,263	—	48,263
	Other receivables and prepaid expenses	83,916	—	83,916	104,052	—	104,052	187,968	—	187,968

	Total	131,880	—	131,880	104,351	—	104,351	236,231	—	236,231

Liabilities	Trade accounts payable	12,410	—	12,410	—	—	—	12,410	—	12,410
	Mortgages payable	2,836	—	2,836	—	—	—	2,836	—	2,836
	Customer advances	26,768	—	26,768	1,460	—	1,460	28,228	—	28,228
	Short and long-term debt	18,729	—	18,729	477,634	—	477,634	496,363	—	496,363
	Salaries and social security payable	1,970	—	1,970	—	—	—	1,970	—	1,970
	Taxes payable	8,284	—	8,284	522	—	522	8,806	—	8,806
	Other liabilities	23,711	—	23,711	33,257	—	33,257	56,968	—	56,968

	Total	94,708	—	94,708	512,873	—	512,873	607,581	—	607,581

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2008

Stated in thousand of pesos

4.c.	Breakdown of accounts receivable and liabilities by interest clause

Concepts		Current				Non-current
		Accruing interest		Not Accruing interest	Total	Accruing interest		Not Accruing Interest	Total	Total accruing interest			Not Accruing interest	Total
		Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate	Total
Receivables	Mortgage and lease receivables	3,364	—	44,600	47,964	312	—	(13)	299	3,676	—	3,676	44,587	48,263
	Other receivables	65,110	4,219	14,587	83,916	66,895	3,730	33,427	104,052	132,005	7,949	139,954	48,014	187,968

	Total	68,474	4,219	59,187	131,880	67,207	3,730	33,414	104,351	135,681	7,949	143,630	92,601	236,231

Liabilities	Trade accounts payable	—	—	12,410	12,410	—	—	—	—	—	—	—	12,410	12,410
	Mortgages payables	2,836	—	—	2,836	—	—	—	—	2,836	—	2,836	—	2,836
	Customer advances	—	—	26,768	26,768	—	—	1,460	1,460	—	—	—	28,228	28,228
	Short and long-term debt	9,504	3,146	6,079	18,729	484,704	—	(7,070)	477,634	494,208	3,146	497,354	(991)	496,363
	Salary and social security charges	—	—	1,970	1,970	—	—	—	—	—	—	—	1,970	1,970
	Taxes payable	76	—	8,208	8,284	522	—	—	522	598	—	598	8,208	8,806
	Other liabilities	—	13,894	9,817	23,711	—	28,512	4,745	33,257	—	42,406	42,406	14,562	56,968

	Total	12,416	17,040	65,252	94,708	485,226	28,512	(865)	512,873	497,642	45,552	543,194	64,387	607,581

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2008

Stated in thousand of pesos

5.	Related parties

a.	Interest in related parties. See Exhibit C to the unaudited financial statements.

b.	Related parties debit/credit balances (Note 10)

Current mortgages and leases receivable net

March 31, 2008
Related parties:
Alto Palermo S.A.	3,252
Cyrsa S.A.	2,087
Inversora Bolívar S.A.	1,961
Hoteles Argentinos S.A.	1,940
Rummaala S.A.	612
Cresud S.A.C.I.F. y A.	459
Llao Llao Resorts S.A.	448
Consultores Assets Management S.A.	248
Solares de Santa María S.A.	185
Consorcio Libertador	125
Canteras Natal Crespo S.A.	98
Tarshop S.A.	83
Comercializadora Los Altos S.A.	48
Puerto Retiro S.A.	47
Museo de los Niños	21
Banco de crédito y Sercuritización S.A.	18
Fundación IRSA S.A.	15
ECIPSA Holding S.A.	14
Fibesa S.A.	5
E-Commerce Latina S.A.	1

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2008

Stated in thousand of pesos

5. (Continued)

Other current receivables and prepaid expenses

March 31, 2008
Related parties:
Llao-Llao Resorts S.A.	29,201
Sutton	28,464
Inversora Bolívar S.A.	7,549
Palermo Invest S.A.	5,179
Solares de Santa María S.A.	2,012
Canteras Natal Crespo S.A.	487
Panamerican Mall S.A.	261
Advances to Employees, Managers, Directors and Staff	166
Directors	49
Consorcio Libertador	15
Alto Palermo S.A.	13
Cresud S.A.C.I.F. y A.	12
Estudio Zang, Bergel & Viñes	10
Cyrsa S.A.	6
Rummaala S.A.	5
E-Commerce Latina S.A.	2
Fundación IRSA	1

Other non-current receivables and prepaid expenses

March 31, 2008
Related parties:
Inversora Bolivar S.A.	61,206
Llao-Llao Resorts S.A.	5,689
Canteras Natal Crespo S.A.	471

Current investments

March 31, 2008
Related parties:
Alto Palermo S.A.	2,094

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2008

Stated in thousand of pesos

5. (Continued)

Non-Current investments

March 31, 2008
Related parties:
Alto Palermo S.A.	100,547

Current trade accounts payable

March 31, 2008
Related parties:
Alto Palermo S.A.	3,293
Inversora Bolívar S.A.	653
Cyrsa S.A.	626
Cresud S.A.C.I.F. y A.	584
Estudio Zang, Bergel & Viñes	69
Consorcio Libertador	50
Advances to Employees, Managers, Directors and Staff	28
ECIPSA Holding S.A.	22

Other current liabilities

March 31, 2008
Related parties:
Ritelco S.A.	15,086
Directors	4,504
Hoteles Argentinos S.A.	636
Consorcio Libertador	26
Alto Palermo S.A.	20
Llao Llao Resorts S.A.	18
Inversora Bolívar S.A.	18

Other non-current liabilities

March 31, 2008
Related parties:
Ritelco S.A.	29,281
Directors	8
Llao Llao Resorts S.A.	5

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2008

Stated in thousand of pesos

6.	Note 10.

7.	In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	See Notes 1.5.h., 1.5.i. and 1.5.j. to the unaudited financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.5.h., 1.5.i., 1.5.j. and 1.5.o. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2008

Stated in thousand of pesos

13.	Insured Assets.

Real State	Insured amounts		Accounting values	Risk covered
ABRIL	15,000		2,763	Third party liability with additional coverage and minor risks
AV MAYO 595	9,947	(1)	4,960	Fire, explosion with additional coverage and debris removal
AV MAYO 595	15,000		4,960	Third party liability with additional coverage and minor risks
AVDA. MADERO 942	2,809	(1)	2,331	Fire, explosion with additional coverage and debris removal
AVDA. MADERO 942	15,000		2,331	Third party liability with additional coverage and minor risks
BOUCHARD 710	2,809	(1)	66,594	Fire, explosion with additional coverage and debris removal
BOUCHARD 710	15,000		66,594	Third party liability with additional coverage and minor risks
BOUCHARD 551	142,011	(1)	155,001	Fire, explosion with additional coverage and debris removal
BOUCHARD 551	15,000		155,001	Third party liability with additional coverage and minor risks
CONSTITUCION 1111	400	(1)	755	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	15,000		755	Third party liability with additional coverage and minor risks
CONSTITUCION 1159	15,000		2,050	Third party liability with additional coverage and minor risks
COSTEROS DIQUE IV	12,043	(1)	20,434	Fire, explosion with additional coverage and debris removal
COSTEROS DIQUE IV	15,000		20,434	Third party liability with additional coverage and minor risks
DELLA PAOLERA 265	15,000		170,118	Third party liability with additional coverage and minor risks
DIQUE 2 M10 (Il) Building A	27,389	(1)	18,059	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (Il) Building A	15,000		18,059	Third party liability with additional coverage and minor risks
DOCK DEL PLATA	27,526	(1)	25,350	Fire, explosion with additional coverage and debris removal
DOCK DEL PLATA	15,000		25,350	Third party liability with additional coverage and minor risks
DOCK 13	63	(1)	1,595	Fire, explosion with additional coverage and debris removal
DOCK 13	15,000		1,595	Third party liability with additional coverage and minor risks
DORREGO 1916	15,000		13	Third party liability with additional coverage and minor risks
EDIFICIOS CRUCEROS	25,024	(1)	299	Fire, explosion with additional coverage and debris removal
EDIFICIOS CRUCEROS	15,000		299	Third party liability with additional coverage and minor risks
LAMINAR PLAZA	14,232	(1)	28,553	Fire, explosion with additional coverage and debris removal
LAMINAR PLAZA	15,000		28,553	Third party liability with additional coverage and minor risks
LIBERTADOR 498	66,185	(1)	39,990	Third party liability with additional coverage and minor risks
LIBERTADOR 498	15,000		39,990	Third party liability with additional coverage and minor risks
LIBERTADOR 602	1,733	(1)	2,757	Fire, explosion with additional coverage and debris removal
LIBERTADOR 602	15,000		2,757	Third party liability with additional coverage and minor risks
MADERO 1020	2,194	(1)	710	Third party liability with additional coverage and minor risks
MADERO 1020	15,000		710	Fire, explosion with additional coverage and debris removal
MAIPU 1300	45,703	(1)	41,313	Third party liability with additional coverage and minor risks
MAIPU 1300	15,000		41,313	Fire, explosion with additional coverage and debris removal
MINETTI D	116	(1)	58	Third party liability with additional coverage and minor risks
MINETTI D	15,000		58	Fire, explosion with additional coverage and debris removal
MUSEO RENAULT	15,000		10,576	Third party liability with additional coverage and minor risks
WORKS IN PROGRESS DIQUE IV	15,000		27,330	Third party liability with additional coverage and minor risks
RECONQUISTA 823	27,057	(1)	18,609	Third party liability with additional coverage and minor risks
RECONQUISTA 823	15,000		18,609	Fire, explosion with additional coverage and debris removal
RIVADAVIA 2768	404	(1)	276	Third party liability with additional coverage and minor risks
RIVADAVIA 2768	15,000		276	Third party liability with additional coverage and minor risks
SAN MARTIN DE TOURS	9,384	(1)	1,913	Fire, explosion with additional coverage and debris removal
SAN MARTIN DE TOURS	15,000		1,913	Third party liability with additional coverage and minor risks
SARMIENTO 517	69	(1)	97	Fire, explosion with additional coverage and debris removal
SARMIENTO 517	15,000		97	Third party liability with additional coverage and minor risks
SUIPACHA 652	30,210	(1)	11,953	Fire, explosion with additional coverage and debris removal
SUIPACHA 652	15,000		11,953	Third party liability with additional coverage and minor risks
CABALLITO PLOT OF LAND	15,000		22,663	Third party liability with additional coverage and minor risks
TORRES JARDIN	866	(1)	231	Fire, explosion with additional coverage and debris removal
TORRES JARDIN	15,000		231	Third party liability with additional coverage and minor risks
TORRE RENOIR I	15,000	(1)	45,987	Third party liability with additional coverage and minor risks
VILLA CELINA	15,000		43	Third party liability with additional coverage and minor risks

(1)	The insured amounts are in U.S. dollars and they are expressed at official buying exchange rate as of March 31, 2008, in accordance with Banco Nación records.

In our opinion, the above-described insurance policies cover current risks adequately.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2008

Stated in thousand of pesos

14.	See Exhibit E.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	See Note 21 to the unaudited financial statements.

To date, the Board of Directors continues analyzing the Company’s dividends policy.

Autonomous City of Buenos Aires, May 12, 2008

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	March 31, 2008	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2004
Current Assets	1,041,977	790,776	466,155	376,197	322,890
Non-Current Assets	3,156,877	2,886,962	2,165,899	2,032,317	1,795,858

Total	4,198,854	3,677,738	2,632,054	2,408,514	2,118,748

Current Liabilities	562,859	746,180	371,735	305,589	190,931
Non-Current Liabilities	1,271,017	881,236	473,648	471,744	564,601

Subtotal	1,833,876	1,627,416	845,383	777,333	755,532

Minority interest	472,796	416,938	445,903	436,644	463,124
Temporary differences in valuation of hedge derivate instruments	—	—	—	—	—

Shareholders’ Equity	1,892,182	1,633,384	1,340,768	1,194,537	900,092

Total	4,198,854	3,677,738	2,632,054	2,408,514	2,118,748

3.	Consolidated result structure as compared with the same period for the four previous years.

	March 31, 2008	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2004
Operating income	223,662	159,759	122,260	85,090	38,650
Amortization of goodwill	1,126	(566)	(827)	(1,322)	(2,198)
Financial results	(74,048)	23,564	(42,703)	(3,297)	50,427
(Loss) Gain in equity investments	(16,523)	25,355	37,193	58,728	(13,107)
Other income and expenses, net	(3,579)	(8,930)	(5,999)	(6,263)	687

Net gain before taxes	130,638	199,182	109,924	132,936	74,459
Income tax/ MPIT	(76,837)	(56,693)	(49,749)	(41,255)	(24,424)
Minority interest	(30,922)	(28,639)	(19,270)	(13,476)	(4,804)

Net gain	22,879	113,850	40,905	78,205	45,231

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousand of pesos.

	As of
Real Estate	March 31, 2008	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2004
Apartments & Loft Buildings
Alto Palermo Park	—	—	63	—	—
Torre Renoir II	56,591	—	—	—	—
Edificios Cruceros	1,262	8,383	4,246	—	—
Alcorta Plaza (1)	—	—	22,969	—	—
Minetti D	49	—	—	—	—
Torres de Abasto (1)	295	—	—	11	—
Torres Jardín	502	—	—	—	—
Barrio Chico	2,359	4,109	—	—	—
Other	—	—	—	—	112

Residential Communities
Abril / Baldovinos (2) (3)	1,756	1,124	3,620	2,160	5,814
Villa Celina IV and V	—	—	—	—	23

Undeveloped parcel of lands
Canteras Natal Crespo	52	83	—	—	—
Terreno Rosario (1)	3,428	—	—	—	—
Other	—	—	—	—	89

Other
Alsina 934	—	—	1,833	—	—
Dique II	—	—	—	—	5,211
Dique III	—	26,206	—	23,624	—
Madero 1020	476	—	—	1,806	4,774
Bouchard 551	108,423	—	—	—	—
Other	—	108	33	—	419

	175,193	40,013	32,764	27,601	16,442

(1)	Through Alto Palermo S.A.
(2)	It corresponds to commercial business of April that belong 50% to IRSA and 50% to IBSA.
(3)	Includes the revenues for the sale of Dormies.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

5.	Key ratios as compared with the same period for the four previous years.

	March 31, 2008		March 31, 2007		March 31, 2006		March 31, 2005		March 31, 2004
Liquidity ratio
Current Assets	1,041,977	=1.85	790,776	=1.06	466,155	=1.25	376,197	=1.23	322,890	=1.69
Current Liabilities	562,859		746,180		371,735		305,589		190,931

Indebtedness ratio
Total liabilities	1,833,876	=0.97	1,627,416	=1.00	845,383	=0.63	777,333	=0.65	755,532	=0.84
Shareholders’ Equity	1,892,182		1,633,384		1,340,768		1,194,537		900,092

Solvency
Shareholders’ Equity	1,892,182	=1.03	1,633,384	=1.00	1,340,768	=1.59	1,194,537	=1.54	900,092	=1.19
Total liabilities	1,833,876		1,627,416		845,383		777,333		755,532

Immobilized Capital
Non-Current Assets	3,156,877	=0.75	2,886,962	=0.78	2,165,899	=0.82	2,032,317	=0.84	1,795,858	=0.85
Total Assets	4,198,854		3,677,738		2,632,054		2,408,514		2,118,748

6.	Brief comment on the outlook for the coming year.

See Attached.

IRSA Inversiones y Representaciones Sociedad Anónima

SUMMARY as of March 31, 2008

Macroeconomic Context

As a result of the sustained economic expansion seen in recent years, the marked reduction in the unemployment levels and the increase in the international prices of the commodities exported by Argentina, signs of an acceleration in inflation have been noted in the past months. To measure inflation, the Government has attempted to launch a Price Index with a calculation design similar to the US CPI but which has encountered practical implementation problems. In the first months of calendar 2008, the Argentine economy continued to show upward trends in economic activity. According to official data about the first two-month period, the Estimate of Monthly Economic Activity (EMAE) recorded a 9.4% growth compared to the first two months of the previous fiscal year. Thus the Argentine economy has achieved its sixty-third month of expansion since December 2002.

As regards Public Finances, they have performed favorably. The upward trend in economic activity encourages consumption and thus tax revenues have hit unprecedented highs. During the first months of calendar 2008, the primary budget surplus showed a 74% change compared to the situation a year earlier fueled by the high levels posted by tax revenues. As regards the external accounts, the Argentine trade balance yielded a US$ 2,146 million surplus as of March 31, 2008. Consequently, the Central Bank of Argentina (BCRA) saw a strengthening in its reserve position which grew, year-on-year, by 36.61% and in late April amounted to US$ 50 billion.

The favorable performance shown by Argentina’s balance of trade and budget, hand in hand with the international scenario that favors food-exporting countries seems to leave the Argentine economy better positioned than before in the event of international financial crises.

As regards the sectors in which we carry out our operations, construction continues to expand. In accordance with the Summary Indicator of Construction Activities (ISAC in Spanish), prepared by the National Institute of Statistics and Census (INDEC), for the first quarter of calendar 2008, there has been an 11.2% increase compared to the same cumulative set of figures for the previous year. When compared to the same month of the previous year, in March the indicator showed a 12.4% increase, without the effect of seasonality, and a 6.9% effect in the series that considers the effect of seasonality.

In aggregate terms, in spite of the increase in the price level, consumption is still on the rise which in turn has a favorable impact on the results of our Shopping Centers. Based on the information from official sources on the sales registered at Supermarkets and Shopping Centers, supermarket sales have shown a year-on-year 39.6% change, measured in current prices for the first quarter of fiscal 2008. As regards the performance of Shopping Center sales, the Argentine Institute of Statistics and Census (INDEC) estimates that in the first quarter of 2008 they have grown by 30.5% compared to the same period in 2007, measured in current pesos.

Housing demand in the residential real estate market has shown a sustained growth in recent years, underpinned by the income recovery in the population, the local investors’ trend to channel savings to the real estate segment and the inflow of foreign investors who are attracted by the City of Buenos Aires and its alluring real estate values compared to other capitals of the world. In this context, while the excessive supply of mortgage loans has shored up real estate prices in the major economies of the world, in our market real estate prices have lagged as compared to these economies because housing credits remain at levels lower than 2% of the GDP. Therefore, a crisis in low-quality mortgage loans that adversely affects housing values is not likely to occur.

As regards the office sector in Buenos Aires, it is still undergoing a critical situation on the supply side, with a demand that is still on the rise as a result of economic growth and historical demand. Vacancies arise when companies relocate to another place and the level of vacancies is technically zilch in the highest categories. This imbalance between supply and demand has been constantly pushing up prices in leases, notably the prices of top category offices.

IRSA Inversiones y Representaciones Sociedad Anónima

The hotel segment, and five stars hotels in particular, have been favored in the last five years by the increase in the number of tourists with high purchasing power. In an international scenario in which worldwide inflow of tourists reached record highs in 2007, according to the latest issue of the WTO World Tourism Barometer, Argentina ranked second among the American countries with the largest growth rate in tourist arrivals, with a 11% increase compared to 2006.

Comments on the quarterly results for the period ended on March 31, 2008

Given these macroeconomic conditions, our revenues rose by 58.7%, up from Ps.521.9 million as of March 31, 2007 to Ps.828.5 million as of March 31, 2008. The share of the Company’s various segments in net revenues was as follows: sales and developments Ps.175.2 million, offices and other rental properties Ps.73.0 million, shopping centers Ps.252.0 million, hotels Ps.115.1 million, credit cards Ps.212.7 million and financial operations and others Ps.0.5 million.

Our operating income improved considerably, reaching Ps.223.7 million as of March 31, 2008 compared to Ps.159.8 million as of March 31, 2007.

Although we have seen an increase in the income yielded by our main business segments, net income for the nine months ended on March 31, 2008 totaled Ps.22.9 million compared to the Ps.113.9 million income posted during the same period of fiscal 2007. It must be noted that in the first quarter of the current fiscal year, we recorded a Ps. 30.0 million loss, which means that in the second and third quarter we had the capacity of generating income sufficient to offset the loss in cumulative terms. Besides, this drop in income that arises from the comparison to the same period of the previous fiscal year is not explained by the operational activities of the various business segments that showed good performance throughout the fiscal year but rather by non-operational results, such as a reduction in the net financial results and losses from other companies.

As regards financial results, they entailed a Ps.74.0 million loss for the nine months ended on March 31, 2008, compared to income for Ps.23.6 million in the same period of fiscal 2007. The reason for this variation is twofold: on one hand, there is the issuance of Notes (Negotiable Obligations) by IRSA and APSA in fiscal 2007 which accrued interest as reflected in the increase in financing expenses. On the other hand, there was an impairment in certain financial assets in the portfolio resulting from the conditions prevailing in the market.

Finally, the results from related companies showed a loss of Ps.16.5 million compared to a gain of Ps.25.4 million in the same period of fiscal 2007, which may be mainly attributed to extraordinary losses in our related company Banco Hipotecario S.A. due to the decrease in the valuation of its portfolio of long-term Government securities. This notwithstanding, Banco Hipotecario continues to see growth in its portfolio of loans, an increase in its adjusted gains/losses from financial intermediation and increased income from the services supplied to its customers through an increase in the number of credit cards, consumer loans and portfolio of deposits and the expansion of its branch network.

IRSA Inversiones y Representaciones Sociedad Anónima

Highlights for the third quarter of fiscal 2008, including references to relevant events subsequent to the end of the period

I. Offices and Other Rental Properties

During the third quarter of fiscal 2008, income from rental properties totalled Ps.73.0 million, a 92.6% increase compared to the figure of Ps.37.9 million recorded in the same period of fiscal 2007.

We have grown significantly in this segment due mainly to the higher rental prices of our office buildings, the increase in the leasable area in portfolio and the full occupancy levels at our class A and AAA buildings in which we are consolidating our market position.

The sustained increase in demand for rental properties and the scarce supply of new spaces have given rise to a strong recovery in prices which have already reached and even surpassed the levels attained during the years prior to the 2001 crisis in dollar terms. According to Cushman & Wakefield records, the rental prices of AAA class offices in the Catalinas and Plaza Roma areas range from US$36/sqm/month to US$40/sqm/month, compared to a range of US$30/sqm/month to US$35/sqm/month in the last year, whereas average rental prices of A class offices stand between US$/sqm 25 per month and US$/sqm 28 per month. It should be noted that as most lease agreements are executed for a 36-month term, the effect of this recovery will be shown in the results for the successive years. At present, the rental value of our office portfolio stands at US$22/ sqm/month, which value will be gradually updated as our lease agreements are renewed.

Our offices continue to have full occupancy levels, reaching 98.3% during the first nine months of fiscal 2008, compared to 98.9% for the first nine months of the previous fiscal year. This slight drop in the occupancy level compared to the same period of fiscal 2007 is due to the turnover of lessees in the Intercontinental Building. The implied vacancy rate of our offices is 1.7%, lower than the market average which is in the region of 2.0% according to Cushman & Wakefield records, which shows the high quality of our real estate and the Company’s strong positioning. Besides, these values are way below the ones recorded during the years prior to the 2001 crisis, which exceeded 6%.

The promising future in this business segment encourages us to continue studying the possibility of adding new spaces to our portfolio, either through construction or purchase of built properties with proven yield, in top-rated locations:

Dique IV, Puerto Madero. Our current portfolio of projects includes the addition of 11,000 sqm of leasable area in Dique IV in Puerto Madero, currently under construction and entailing a total investment of Ps.61.5 million approximately. Work progress is 40% and completion is scheduled for December 2008.

Exercise of the Purchase Option concerning “Edificio República”. Subsequent to the close of the quarter, on April 28 we acquired the building known as “Edificio República”, located in the intersection of Tucumán and Bouchard streets, after having exercised the purchase option for that building. The final price we paid was US$70.3 million. This property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,890 gross leasable square meters to IRSA’s portfolio. Of that total, we expect to secure lease agreements over approximately 16,000 square meters in the short run.

IRSA Inversiones y Representaciones Sociedad Anónima

After the acquisition of the República Building, our portfolio represents approximately 145,126 sqm of leasable A and AAA surface area, 22.6% higher than the leasable area we had at March 31, 2007.

Besides, at the beginning of the quarter, Techint Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial submitted a bid to purchase 29.9% of the Bouchard Plaza building, known as “Edificio La Nación”, which represented a highly attractive opportunity for our Company in terms of consummating the appreciation of its portfolio of assets. The transaction, which was agreed over a surface area of 9,946 sqm and 133 parking spaces, amounted to US$ 34.4 million and yielded income for Ps.19.0 million. It must be highlighted that the lease agreements entered into with Nortel Networks de Argentina S.A., and Techint were assigned.

The detail below refers to our office space as of March 31, 2008.

Offices and Other Rental Properties

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income Ps./000 (3)	Accumulated rental income as of March 31, Ps./000 (4)			Book value $/000 (5)
			Mar-08			2008	2007	2006
Offices
Intercontinental Plaza (6)	11/18/97	22,535	92.03%	100%	1,268	8,808	7,972	3,795	91,531
Dock Del Plata	11/15/06	7,921	100.00%	100%	545	5,295	2,000	—	25,350
Libertador 498	12/20/95	10,533	100.00%	100%	785	6,173	4,424	2,756	39,990
Maipú 1300	09/28/95	10,280	100.00%	100%	725	6,023	4,276	2,505	41,313
Laminar Plaza	03/25/99	6,521	100.00%	100%	505	4,034	3,386	1,935	28,553
Reconquista 823/41	11/12/93	5,016	100.00%	100%	194	1,679	649	—	18,609
Suipacha 652/64	11/22/91	11,453	100.00%	100%	374	1,805	1,147	970	11,953
Edificios Costeros	03/20/97	6,389	88.67%	100%	336	2,888	2,297	1,248	18,059
Costeros Dique IV	08/29/01	5,437	100.00%	100%	390	3,325	1,462	1,278	20,434
Bouchard 710	06/01/05	15,014	100.00%	100%	1,152	9,324	6,606	4,256	66,594
Bouchard 551	03/15/07	23,378	100.00%	100%	1,578	11,496	471	—	155,001
Madero 1020	12/21/95	215	100.00%	100%	8	74	72	53	710
Della Paolera 265	08/27/07	15,822	100.00%	100%	1,298	9,005	—	—	170,118
Works in progress Dique IV (11)	12/02/97	N/A	N/A	100%	N/A	—	—	—	27,330
Other offices (7)	N/A	3,677	100.00%	N/A	112	1,016	962	774	10,421

Subtotal Offices		144,191	98.3%	N/A	9,271	70,944	35,724	19,570	725,966

Other Properties
Commercial properties (8)	N/A	504	55.91%	N/A	17	138	179	154	3,975
Museo Renault	12/06/07	1,275	100.00%	100%	30	114	—	—	10,576
Thames (6)	11/01/97	33,191	100.00%	100%	51	455	455	455	3,899
Santa María del Plata S.A.	07/10/97	60,100	100.00%	100%	70	623	797	482	12,494
Other properties (9)	N/A	2,072	100.00%	N/A	5	214	53	273	4,098

Subtotal Other Properties		97,141	99.7%	N/A	172	1,544	1,484	1,364	35,042
Related fees (12)		N/A	N/A	N/A	N/A	488	681	590	N/A

TOTAL OFFICES AND OTHER (10)		241,332	98.84%	N/A	9,443	72,976	37,889	21,524	761,008

Notes:

(1)	Total leaseable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Agreements in force as of 03/31/08 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774 and Sarmiento 517 (through IRSA).
(8)	Includes the following properties: Constitución 1111, Alsina 934/44 (fully sold), Crucero I, Abril retail stores and Casona de Abril (through IRSA and IBSA).
(9)	Includes the following properties: 1 unit in Alto Palermo Park (through Bolivar S.A.), Constitución 1159 (through IRSA) and Others IRSA.
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(11)	Corresponds to a work in progress for an AAA office building in the area of Puerto Madero.
(12)	Income from building management fees.

IRSA Inversiones y Representaciones Sociedad Anónima

II. Alto Palermo S.A (“APSA”): Shopping Centers and Tarjeta Shopping

The following information relates to data extracted from the balance sheet of our subsidiary Alto Palermo S.A. (APSA), the company which operates our shopping center segment, in which we had a 62.5% interest as of March 31, 2008.

Net income for the nine-month period was Ps. 69.4 million, compared to Ps. 53.3 million income in the same period of the previous fiscal year. In percentage terms, this improvement is equivalent to a 30.3% increase.

Total revenues as of March 31, 2008 amounted to Ps. 468.4 million, i.e., 34.7% higher than the figure registered a year earlier. This increase is mainly attributable to the dynamics perceived in consumer spending which has fostered sales in our shopping center and credit card segments.

Gross profit for the period showed a robust 31.9% increase, from Ps. 231.8 million in the period ended as of March 31, 2007 to Ps. 305.8 million in the period ended as of March 31, 2008.

The consolidated operating income for the period registered a gain of Ps. 148.6 million as compared to Ps.126.0 million registered in the same period of the previous year, which stands for a 17.9% increase. The increase in operating results at lower rates than the increase in total revenues is the result of: (1) a higher incidence of the credit card segment in the business, which operates at lower margins; (2) the results of the subsidiary Tarshop during the period, as explained under “Credit Card Segment”.

As regards the performance of the Shopping Center segment itself, revenues have performed favorably, increasing by 27.1% compared to the same period a year earlier. The EBITDA1 for this segment has grown in line with this increase and showed a slight improvement when compared to revenues as it rose by 29.1% compared to the first nine months in the previous fiscal year.

During the nine-month period ended on March 31, 2008, the sales of our lessees continued to rise and reached Ps. 2,669.2 million. In nominal terms, these sales are 31.4% higher than a year earlier.

The business success of our lessees continues to push up demand for space in our Shopping Centers, which allows us to maintain occupancy at 98.5%. The performance shown by this variable reflects not only an improvement in our business but also the excellent quality of our portfolio of shopping centers.

Panamerican Mall Project, City of Buenos Aires. In December 2006 we entered into several agreements for the construction, marketing and management of a new shopping center to be developed in the neighborhood of Saavedra, City of Buenos Aires, by Panamerican Mall S.A.. The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office building and/or a residential building. This is one of the Company’s most important projects. In March 2007 we started to build the shopping center, which we expect to open in early 2009. As of March 31, 2008, the degree of progress of the works was 26%.

[1]	EBITDA represents operating income plus depreciation and amortization charges. EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.

IRSA Inversiones y Representaciones Sociedad Anónima

Torres Rosario, City of Rosario. On October 11, 2007 we signed a swap agreement with Condominios del Alto S.A. pursuant to which the Company swapped a portion of plot 2-g, with a total area of 7,901.30 square meters, intended for the construction of housing units in exchange for 15 units to be built with a constructed surface area of 1,504.45 square meters and 15 parking spaces. In the course of the fiscal period under consideration, progress has been made in the construction of external networks.

Neuquén Project. On September 20, 2007, the Municipality of Neuquén approved the feasibility studies of our urban development project and the environmental impact study concerning the execution of the housing project in the City of Neuquén. On February 7, 2008, the blueprints were filed with the Municipality and the construction fees were paid. We are now waiting for the Municipality’s resolution.

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	APSA’s Effective Interest (3)	Accumulated Rental Income as of March 31, $/000 (4)			Book value ($ 000) (5)
					2008	2007	2006 (12)
Shopping Centers (6)
Alto Palermo	12/23/97	18,130	98.9%	100.0%	50,233	42,387	35,088	179,136
Abasto Shopping	07/17/94	40,295	99.6%	100.0%	51,643	40,634	32,122	182,881
Alto Avellaneda (11)	12/23/97	28,785	97.6%	100.0%	28,625	23,481	17,515	98,326
Paseo Alcorta	06/06/97	14,444	99.5%	100.0%	27,159	22,962	17,912	71,651
Patio Bullrich	10/01/98	11,133	96.7%	100.0%	21,135	18,833	15,519	101,941
Alto Noa Shopping	03/29/95	18,841	99.5%	100.0%	6,686	4,929	3,658	25,559
Buenos Aires Design	11/18/97	13,950	96.0%	53.7%	8,921	7,625	6,295	14,231
Alto Rosario Shopping	11/09/04	30,328	99.8%	100.0%	14,470	11,154	8,543	82,570
Mendoza Plaza Shopping	12/02/04	39,421	97.5%	85.4%	17,557	13,157	10,272	87,144
Fibesa and other (7)	—	N/A	N/A	100.0%	17,496	13,116	31,622	—
Comercializadora Los Altos S.A.	—	N/A	N/A	100.0%	303	—	—	—
Income from Tarjeta Shopping	—	N/A	N/A	80.0%	212,673	149,556	89,997	—
Neuquén (8)	07/06/99	N/A	N/A	94.6%	—	—	—	12,791
Panamerican Mall S.A. (9)	12/01/06	36,173	N/A	80.0%	—	—	—	262,363
Córdoba Shopping Villa Cabrera	12/31/06	10,501	98.6%	100.0%	7,817	—	—	73,608

TOTAL (10)		261,999	98.5%	92.7%	464,716	347,834	268,543	1,192,201

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	APSA’s effective interest in each of its business units. IRSA has a 62.48% interest in APSA.
(4)	Total consolidated rents according to RT21 method.
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.
(6)	Through Alto Palermo S.A.
(7)	Includes revenues from Fibesa S.A. and Others.
(8)	Land for the development of a shopping center.
(9)	The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office and/or residential building.
(10)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements. Includes credit card income (Tarshop).
(11)	9.57% of the shopping center’s surface area was in construction until late April.
(12)	Includes Ps.23 million from the sale of the Alcorta Plaza property, as disclosed in Note 4 to IRSA’s Consolidated Financial Statements, in the “Sales and Developments” segment.

IRSA Inversiones y Representaciones Sociedad Anónima

Tarjeta Shopping

Tarshop S.A. is a credit card company in which we hold a 80% interest.

Our credit card segment posted income for Ps. 1.3 million, which represents a decrease compared to the income for Ps.11.9 million recorded in the same period of the previous year, as a result of higher financial and operational costs, together with the increase in delinquency levels. In this respect, receivables overdue for 90 days as of March 31, 2008 were at a 6.9% level.

Net revenues rose significantly by 42.2%, from Ps. 149.5 million in the nine-month period ended as of March 31, 2007, to Ps. 212.7 million in the same nine-month period of this fiscal year. In addition, operating results amounted to Ps. 9.0 million.

The EBITDA of the Credit Cards segment was Ps. 12.5 million, a reduction from Ps. 29.4 million in the same period of the previous fiscal year.

The credit portfolio including securitized coupons as of March 31, 2008 amounted to Ps. 910.7 million, 40.3% higher than the Ps. 648.9 million portfolio as of March 31, 2007.

III. Sales and Developments

In the nine months ended on March 31, 2008, the sales and developments segment recorded revenues for Ps.175.2 million, compared to Ps. 40.0 million for the same period of the previous fiscal year. The following paragraphs describe the Company’s major developments:

Barrio Chico (formerly San Martín de Tours). This is a unique project in Barrio Parque, the most exclusive residential area in the city of Buenos Aires. Sales in this project were launched in May 2007, with a high degree of success. Previously, efforts had been made to develop the image of the product, in whose context the designation chosen was “Barrio Chico” and was accompanied by advertising in the most important printing media. At present the project is complete and during the quarter ended on March 31, 2008 two units were sold, which means that there is only one unit pending sale.

Torres Renoir, Dique III. In view of the steady demand for residential properties in the area of Puerto Madero, during fiscal year 2006 we closed swap agreements that allowed us to start the construction of these two exclusive residential buildings of 42 and 51 floors. In the light of the development boom in this area, the project has aroused great expectations in the market, given its outstanding features. On September 30, 2006, and due to the market’s interest in this project, sales were launched in Tower 1, whose current degree of progress is 94.0%. As of March 31, 2008, 96.0% of our units had been sold, with one unit pending sale.

In connection with Tower 2, during the second quarter of the current fiscal year, on November 2, 2007 the Company and the developer decided to replace the swap agreement for Tower 2 for a payment of US$18.3 million, which amount was fully paid subsequent to the end of the third quarter. The income resulting from this transaction amounted to approximately US$4.7 million.

Caballito. On May 4, 2006 we entered into a US$7.5 million swap agreement with Koad S.A. whereby we transferred title of block 36 of the property “Terrenos de Caballito” to Koad in order for it to develop at its sole expense, cost and risk, a complex known as “Caballito Nuevo”. The construction works have already started, and include two apartment towers of 34 floors each, with 1, 2 and 3 room units of 40 to 85 sqm. surface area, including a wide variety of amenities and services. In consideration for it, Koad paid to us US$0.05 million while the US$7.45 million balance will be repaid through the delivery of 118 apartment units and 55 parking

IRSA Inversiones y Representaciones Sociedad Anónima

spaces. The final number of units to be received will depend on the date of actual delivery by Koad, as the agreement provides for rewards based on terms of delivery. At present, the degree of progress is 15.0% and marketing is expected to be launched in the coming quarters.

Abril, Hudson, Province Buenos Aires. In Abril we have developed a 312-hectare private residential community for the construction of single family homes targeting the upper-middle income market. Abril is located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000 square meter mansion and entertainment facilities, a bilingual school, horse stables and sports centers and a shopping center. The neighborhoods have been completed, and during the second quarter of fiscal year 2008 the sale of the last plots available in stock was launched. This was reflected in the sale of 26% of the lots in the third quarter of the same fiscal year.

El Encuentro, Municipality of Tigre, Province of Buenos Aires. In the district of Benavidez, Municipality of Tigre, 35 km north from downtown Buenos Aires, we are developing a 99.8 hectare gated residential complex known as “El Encuentro”. It will have a privileged front access to Highway No. 9, allowing an easy way to and from the city. Given the rise in the values of land in the Northern area of the Province of Buenos Aires, particularly in the area in which the development is located, our expectations regarding sales of the lots to be received pursuant to the swap agreement are highly positive. As of March 31, 2008, the utilities in the neighborhood were all operational: electricity, water, sewage, effluent treatment plant, public lighting, finished roads, accesses, buildings, sports sector, etc. The pending works include a road tunnel and the Bancalari-Benavidez expressway. Marketing actions concerning the future housing units in this neighborhood started at the beginning of the quarter.

Solares de Santa Maria, Ciudad de Buenos Aires, (formerly Santa María del Plata). Solares de Santa María is a 70-hectare property facing the River Plate, located in the south border of Puerto Madero (10 minutes’ away from the Presidential Palace) where we plan to start developing an urban project through our subsidiary Solares de Santa María S.A., in which we hold a 90% equity interest. The project has been designed with a residential profile and also features mixed uses, including offices, retail stores, hotels, sports and sailing clubs and service support areas such as a school, supermarket, parking areas, etc., and has been conceived as a new neighborhood in the City of Buenos Aires.

Since its purchase in 1997, we followed the application process for obtaining validation and approval of the project before the governmental authorities of the City of Buenos Aires. So as to optimize and achieve project start-up, while such consents and authorizations are obtained the Company has made contacts with investors with international experience in this kind of real estate developments.

Recently, in November 2007, the Executive Branch of the Government of the City of Buenos Aires approved the project through Decree 1584/2007. The approval was made in compliance with the standards of the urban design previously approved by the Urban Planning Council of the Executive Branch, and was passed upon by all competent authorities. The assignment of places for public use and convenience is the maximum one provided for in the Planning Code: 50% of the site will be donated for public use and convenience (357,975 sqm) in which common recreational green and sailing areas, roads, pedestrian lanes, etc. will be constructed. However, several operational and implementation issues remain to be approved by different areas of the authorities in charge of the urban affairs of the City of Buenos Aires.

IRSA Inversiones y Representaciones Sociedad Anónima

This notwithstanding, the Decree has been challenged in court in its formal and procedural aspects, but the authorities have not rendered a decision in connection with this challenge yet. In this sense, we shall evaluate in due course the actions to adopt in order to protect our vested rights.

Organization of IRSA-CYRELA and launch of the “Horizons” residential project. In the first quarter of fiscal 2008, we created together with CYRELA, a renowned Brazilian developer, an undertaking that operates under the name IRSA-CYRELA (CYRSA) to develop top-level construction residential units in Argentina that applies innovating sales and financing policies and is based on a new concept in residential units in line with the most modern trends in the world.

IRSA-CYRELA’s first project, which has been developed in a plot made up by two adjacent blocks in the Vicente López neighborhood was launched in March under the name “Horizons”. It is one of the most significant developments in Greater Buenos Aires and it will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; a complex facing the river with three 14-floor buildings and another complex on Avenida del Libertador with three 17-floor buildings, totaling 59,000 sqm of construction distributed in 467 units. With its unique and innovating style in residential complexes, Horizons has 32 items of amenities: a meeting room; a work zone; indoor swimming pools; club house and spa, sauna, gym, children room, teen room; theme-park areas; and aerobic trail, to name but a few. The showroom was opened to the public in March quite successfully as the units have all been reserved. They will be completed and delivered in late 2010.

The following is a detail of the properties being developed by IRSA as of March 31, 2008.

IRSA Inversiones y Representaciones Sociedad Anónima

Sales

Statistical Data presented comparatively with the same period of the four previous fiscal years.

Summary of Sales of properties in thousand Pesos.

	Sales of properties - Accumulated at ($ 000)
	03/31/2008	03/31/2007	03/31/2006	03/31/2005	03/31/2004
Property
Residential Apartments
Torres Jardín	502	—	—	—	—
Torres de Abasto (1)	295	—	—	11	—
Edificios Cruceros	1,262	8,383	4,246	—	—
Palacio Alcorta (1)		—	22,969	—	—
Concepcion Arenal y Dorrego 1916	49	—	—	—	—
Alto Palermo Park		—	63	—	—
Barrio Chico	2,359	4,109	—	—	—
Torre Renoir II	56,591	—	—	—	—
Other	—	—	—	—	112

Residential communities
Abril / Baldovinos (2) (3)	1,756	1,124	3,620	2,160	5,814
Villa Celina IV y V	—	—	—	—	23

Land reserves
Canteras Natal	52	83	—	—	—
Rosario Plot(1)	3,428
Other		—	—	—	89

Other
Alsina 934	—	—	1,833	—	—
Dique II	—	—	—	—	5,211
Dique III	—	26,206	—	23,624	—
Madero 1020	476	—	—	1,806	4,774
Bouchard 551	108,423	—	—	—	—
Other	—	108	33	—	419

	175,191	40,013	32,764	27,601	16,442

Notes:

(1)	Through Alto Palermo S.A.
(2)	Retail stores in Abril, which belong to IRSA and IBSA on a 50/50 basis.
(3)	Includes income from the sale of dormies.

IRSA Inversiones y Representaciones Sociedad Anónima

Development Properties

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (Ps. 000) (1)	Area intended for Sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales as of March 31 (Ps. 000) (6)			Book Value Ps./000 (7)
									2008	2007	2006
Residential apartments
Torres Jardín	07/18/96	56,579	32,339	490	100.00%	100.00%	99.8%	70,567	502	—	—	231
Torres de Abasto (8)	07/17/94	74,810	35,630	545	62.48%	100.00%	100.0%	109,561	295	—	—	368
Edificios Cruceros	07/22/03	5,740	3,633	40	100.00%	100.00%	100.0%	19,676	1,262	8,383	4,246	20
Barrio Chico	03/31/03	12,171	2,891	20	100.00%	100.00%	77.2%	11,771	2,359	4,109	—	1,913
Minetti D	12/20/96	15,069	6,913	70	100.00%	100.00%	98.9%	11,675	49	—	—	58
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	100.00%	100.00%	100.0%	47,920	—	—	63	—
Torre Caballito Mz 36 (15)	11/03/97	22,815	6,833	118	100.00%	15.00%	0.0%	—	—	—	—	22,663
Torres Renoir I (15)	09/09/99	22,861	5,383	28	100.00%	94.00%	96.0%	—	—	—	—	44,490
Torres Renoir II (15)	11/03/97	41,808	6,294	37	100.00%	N/A	100.0%	56,591	56,591	—	—	—
Torres de Rosario (8)	04/30/99	—	—	—	62.48%	0.00%	0.0%	—	—	—	—	3,441
Libertador 1703 y 1755	01/16/07	—	29,564	—	100.00%	0.00%	0.0%	—	—	—	—	62,197
Other residential (10)		31,101	18,061	162	100.00%	100.00%	100.0%	36,110	—	—	—	13

Subtotal residential		318,911	158,028	1,582				363,870	61,057	12,493	4,309	135,394

Residential communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1.273	100.00%	100.00%	95.9%	220,151	1,756	1,124	3,620	9,932
Benavidez (15)	11/18/97	20,544	989,423	110	100.00%	97.00%	100.0%	11,830	—	—	—	9,995
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	98.9%	13,952	—	—	—	43

Subtotal residential communities	156,241	2,474,298	1,602					245.933	1,756	1,124	3,620	19,970

Land reserves
Puerto Retiro (9)	05/18/97	—	82,051	—	50.00%	0.00%	0.0%	—	—	—	—	54,865
Caballito	11/03/97	—	20,968	—	100.00%	0.00%	40.1%	22,815	—	—	—	36,696
Santa María del Plata	07/10/97	—	675,952	—	90.00%	0.00%	10.0%	31,000	—	—	—	135,785
Pereiraola (11)	12/16/96	—	1,299,630	—	100.00%	0.00%	0.0%	—	—	—	—	21,717
Canteras Natal Crespo	07/27/05	—	4,320,000	—	50.00%	0.00%	0.0%	228	52	83	—	5,555
Plots of land Alcorta	07/07/98	—	1,925	—	62.48%	0.00%	100.0%	22,969	—	—	22,969	—
Plots of land Rosario		—	40,495	—	62.48%	0.00%	19.8%	3,428	3,428	—	—	16,868
Other land reserves (12)		—	14,328,096	—	92.50%	0.00%	0.00%	—	—	—	—	39,930

Subtotal land reserves			20,769,117	—				80,440	3,480	83	22,969	311,416

Other
Alsina 934	08/20/92	705	3,750	1	100.00%	100.00%	100.0%	11,745	—	—	1,833	—
Bouchard 551	03/15/07	244,148	9,946	N/A	100.00%	100.00%	29.9%	108,423	108,423	—	—	—
Madero 1020	12/21/95	16,008	5,056	8	100.00%	100.00%	100.0%	16,471	476	—	—	—
Dique III	09/09/99	25,836	10,474	3	100.00%	0.00%	100.0%	91,638	—	26,206	—	—
Other (13)		23,871	11,352	61	100.00%	80.00%	88.2%	30,310	—	108	33	1,595

Subtotal other		310,568	40,578	73				258,587	108,899	26,314	1,866	1,595

TOTAL (14)		785,720	23,442,021	3,257				948,830	175,191	40,013	32,764	468,375

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation up to 02/28/03.
(2)	Total area to be sold upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation up to 02/28/03.
(6)	Corresponds to the Company’s total sales consolidated by the RT4 method adjusted for inflation up to 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio at March 31, 2008, adjusted for inflation up to 02/28/03.
(8)	Through APSA.
(9)	Through IBSA.
(10)	Includes the following properties: Dorrego 1916 through IRSA.
(11)	Directly through IRSA and indirectly through IBSA. Includes sales of shares in Abril.
(12)	Includes the following land reserves: Torre Jardín IV, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Isla Sirgadero, San Luis, Intercontinental Plaza II (through IBSA), Caballito and the Coto Project (through APSA).
(13)	Includes the following properties: Dique II, Sarmiento 517, Rivadavia 2768 (fully sold through IRSA), Puerto Madero Dock XIII (through IRSA) and Income from termination.
(14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.

IV. Hotels

Income from the hotel segment rose by 21.9%, up from Ps.94.4 million for the first nine months of fiscal 2007 to Ps.115.1 million for the same period in fiscal 2008.

This was mainly due to the increase in the average rate, which in the first nine months of fiscal 2008 performed quite favorably with an average per room of Ps.619 compared to Ps.481 for the previous period. In addition, occupancy levels remain high and reached 75.7%.

The significant inflows of local and international tourists seen in recent years have allowed hotel activities to consolidate their excellent performance. In this respect, we continue with the works to improve and refurbish Hotel Sheraton Libertador and Hotel Intercontinental.

The following table shows information regarding our hotels for the nine-month period ended March 31, 2008.

Hotels

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Average Price per room Ps. (2)	Sales as of March 31 Ps./000			Book value as of 03/31/08 (Ps.000)
						2008	2007	2006
Intercontinental (3)	11/01/97	76.34%	309	74.7%	475	41,165	33,107	29,071	60,012
Sheraton Libertador (4)	03/01/98	80.00%	200	89.8%	394	25,181	22,019	18,914	46,920
Llao Llao (5)	06/01/97	50.00%	201	72.5%	975	48,732	39,246	31,715	91,965
Plots of land in Bariloche (5)	12/01/06	50.00%	N/ A	N/A	N/A	N/A	N/A	N/A	21,900

Total			710	75.7%	619	115,078	94,372	79,700	220,797

Notes:

1)	Accumulated average in the nine-month period.
2)	Accumulated average in the nine-month period.
3)	Through Nuevas Fronteras S.A. (Subsidiary of Inversora Bolívar S.A.)
4)	Through Hoteles Argentinos S.A.
5)	Through Llao Llao Resorts S.A..

V. Financial and other transactions

Consolidated Financial Debt. As of March 31, 2008, IRSA’s total financial debt amounted to US$165.6 million and the Company’s total consolidated financial debt (including APSA but excluding Tarshop) amounted to US$337.4 million. The following table shows the composition of IRSA’s and APSA’s debt:

IRSA’s Debt (excluding APSA)	Currency	Outstanding Principal Amount (US$ MM)			Interest Rate	Maturity
Edificio Bouchard mortgage	US$	US$	0.90		8.50%	May-08
Purchase of shares in Palermo Invest S.A.	US$	US$	6.00		9.00%	Oct-09
Llao Llao mortgage	US$	US$	1.85		7.00%	Dec-09
Hoteles Argentinos secured loan	US$	US$	5.79		libor + 700 bps	Mar-10
IRSA’s Notes	US$	US$	150.00		8.50%	Feb-17

Total Debt		US$	164.54

APSA’s Debt(1)	Currency	Outstanding Principal Amount (US$ MM)			Interest Rate	Maturity
Seller Notes	US$	US$	4.00		6.00%	Dec-08
Series I Notes	US$	US$	120.00		7.88%	May-17
Series II Notes	AR$	US$	48.90	(2)	11.00%	Jun-12

Total Debt		US$	172.90

APSA’s Convertible Notes (3)	US$	US$	15.52		10.00%	Jul-14

(1)	Excludes Tarjeta Shopping’s debt.
(2)	The net amount resulting from the repurchase of notes is Ps. 149,189,933.
(3)	31,738,262 of APSA’s Convertible Notes are held by IRSA.

IRSA’s issue of new shares. On October 10, 2007, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting approved a capital stock increase through the issuance of up to 280 million shares of common stock. In turn, the Shareholders’ Meeting approved the issuance of warrants to subscribe shares in the Company’s common stock free of charge, which may be exercised by those who subscribed the capital stock increase. These warrants entitle subscribing shareholders to one share every three subscribed shares. As of the date hereof, we have decided not to launch this transaction due to the prevailing market conditions.

VI. Brief comment on prospects for the next quarter

In terms of economic activity, the Argentine economy continues to show upward trends for the fifth consecutive year, driven mainly by consumption, a variable whose impact is highly positive on our business despite the increase in the level of prices. The favorable performance shown by Argentina’s balance of trade and budget and the sustained demand for the products of the agriculture industry, which constitute Argentina’s main exports, are factors that improve the Argentine economy’s prospects in the event of external shocks.

As regards the coming quarter, we intend to continue to offer a wide range of commercial proposals in our shopping centers in accordance with the needs of our consumers, aimed at obtaining customers to recognize us and to buy into our proposals. With the goal being to maintain our leading position in the industry, we have embarked upon a process to refurbish some of our shopping centers (Alto Palermo Shopping, Alto Avellaneda, Patio Bullrich, Paseo Alcorta and Shopping Abasto). This process is fully underway and it is estimated to be completed in the next quarter. Additionally, we are always assessing the various investment opportunities arising in the shopping center industry geared towards the expansion of our portfolio of properties in the Autonomous City of Buenos Aires and in the Argentine provinces. Panamerican Mall and Shopping Neuquén are both representative examples of this strategy for expansion at the national level. Another cornerstone of our business strategy consists in assigning our spaces in lease to lessees that enjoy widespread local and international recognition. On this basis, we will continue to diversify our lessees and we will encourage the presence of leading brands in our shopping centers thus offering our consumers the best products in the market.

As regards the office segment, the demand continues to be active and the supply side is slow and immediately absorbed, with vacancies remaining at low levels. Therefore, we believe that the level of prices per square meter shall continue to grow and we will continue to analyze the addition of new spaces to our portfolio. Along this line, we have engaged in the construction of a building whose gross leasable area is approximately 11,000 square meters in Puerto Madero’s Dique IV. In addition, it must be pointed out that the appreciation expected in the price per square meter has not yet been fully reflected in our Financial Statements because the rent stipulated in the lease agreements of a major part of our portfolio of assets has not yet been adjusted, so we consider that the performance of income from this segment shall be very favorable in the coming quarters.

And we cannot insist enough on the huge potential for growth enjoyed by the Company and materialized in its land reserves strategically located, as is the case of the plots of land in Puerto Madero, Caballito, Neuquén, Rosario, Córdoba, to name but a few. In the future we will continue to develop these land reserves through our business lines. In terms of the residential market, we will continue with the proceedings required to move forward with the urbanization project in Solares de Santa María and with the development of the residential segment through the vehicle IRSA-CYRELA, whose first project was launched during this quarter with bright prospects.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

C.U.I.T.: 30-52532274-9

Legal address: Bolívar 108 – 1st floor

Autonomus City of Buenos Aires

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at March 31, 2008, and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2008 and 2007 and the supplementary notes 1 to 22 and exhibits A, C, D, E, F, G, H and I. Furthermore, we have reviewed the consolidated balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries at March 31, 2008, and the consolidated statements of income and of cash flows for the nine-month periods ended March 31, 2008 and 2007, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and examinations of the financial statements of the Company and the consolidated financial statements for the years ended June 30, 2007 and 2006, on which we issued our unqualified report on July 30, 2007, we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at March 31, 2008 and 2007 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

b)	the comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company´ s financial statements at June 30, 2007.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Cont.)

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements are pending transcription into the “Inventory and Balance Sheet” book; and comply, with in the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements; at the date of issue, those financial statements are being transcribed into the “Journal” book;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; and

d)	at March 31, 2008, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to thousands of Ps. 282, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 12, 2008.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS

/s/ Andrés Suarez (Partner)	/s/ José Daniel Abelovich (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17	C.P.C.E.C.A.B.A. T° 1 F° 30
Andrés Suarez	José Daniel Abelovich
Public Accountant (U.B.A.)	Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Tº 245 Fº 61	C.P.C.E.C.A.B.A. Tº 102 F° 191

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 20, 2008